AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1996
                                                      REGISTRATION NO. 333-

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-6

                   For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                       Trusts Registered on Form N-8B-2

A.    EXACT NAME OF TRUST:
           Empire State Municipal Exempt Trust, Guaranteed Series 131

B.    NAME OF DEPOSITORS:
           Glickenhaus & Co.
           Lebenthal & Co., Inc.

C.    COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
           Glickenhaus & Co.             Lebenthal & Co., Inc.
           6 East 43rd Street            120 Broadway
           New York, New York 10017      New York, New York 10271

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                    COPY OF COMMENTS TO:
                                                    MICHAEL R. ROSELLA, Esq.
SETH M. GLICKENHAUS        JAMES A. LEBENTHAL       Battle Fowler LLP
Glickenhaus & Co.          Lebenthal & Co., Inc.    75 East 55th Street
6 East 43rd Street         120 Broadway             New York, New York 10022
New York, New York 10017   New York, New York 10271 (212) 856-6858

E.    TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
               290 Units of Empire State Municipal Exempt Trust,
  Guaranteed Series 131 are being registered under the Securities Act of 1933 and the Investment Company Act of 1940.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
        $290,000*

G. AMOUNT OF FILING FEE (computed at one-twenty-ninth of 1 percent of the proposed maximum aggregate offering price to the public):
        $100

H.    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

     Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

- -----------------
* Estimated solely for purposes of calculating filing fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY THE EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFCALLY STATES THAT THIS STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


C/M: 316700.1


                     EMPIRE STATE MUNICIPAL EXEMPT TRUST,
                             GUARANTEED SERIES 131

                             CROSS-REFERENCE SHEET

                    Pursuant to Rule 404(e) of Regulation C
                       Under the Securities Act of 1933

                 (Form N-8B-2 Items Required by Instruction as
                        to the Prospectus in Form S-6)


         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS

                                     I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust..........................................    Front cover of Prospectus
     (b)  Title of securities issued.............................    Front cover of Prospectus
2.   Name and address of each depositor..........................    Sponsors
3.   Name and address of trustee.................................    Trustee
4.   Name and address of principal underwriters                      Sponsors, Underwriting Account, Back
                                                                     Cover
5.   State of organization of trust..............................    The Trust
6.   Execution and termination of trust agreement                    The Trust, Amendment and Termination of
                                                                     the Trust Agreement
7.   Changes of name.............................................    Not Applicable
8.   Fiscal year.................................................    Not Applicable
9.   Litigation..................................................      None

                         II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer securities........................    Rights of Unit Holders
     (b)  Cumulative or distributive securities                      Rights of Unit Holders
     (c)  Redemption                                                 Rights of Unit Holders
     (d)  Conversion, transfer, etc                                  Rights of Unit Holders
     (e)  Periodic payment plan..................................    Not Applicable
     (f)  Voting rights                                              Amendment and Termination of the Trust
                                                                     Agreement
     (g)  Notice to certificateholders                               Right of Unit Holders--Reports and
                                                                     Records, Sponsors--Responsibility, Trustee--
                                                                     Resignation, Amendment and Termination
                                                                     of the Trust Agreement--Amendment
     (h)  Consents required                                          Sponsors-Responsibility, Amendment and
                                                                     Termination of the Trust Agreement
     (i)  Other provisions.......................................    The Trust-Tax Status
11.  Type of securities comprising units                             Prospectus front cover, The Trust-Portfolio
12.  Certain information regarding periodic payment
     certificates................................................    Not Applicable


                                                                  i
C/M: 316700.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



13.  (a)  Load, fees, expenses, etc                                  Prospectus front cover, Summary of
                                                                     Essential Financial Information, The
                                                                     Trust--Expenses and Charges, Public
                                                                     Offering--Offering Price, Public Offering--
                                                                     Market for Units, Public Offering--
                                                                     Sponsors' and Underwriters' Profits
     (b)  Certain information regarding periodic
          payment certificates...................................    Not Applicable
     (c)  Certain percentages                                        Public Offering--Offering Price
     (d)  Other loads, fees, expenses                                Rights of Unit Holders--Certificates
     (e)  Certain profits receivable by depositors,
          principal underwriters, trustee or
          affiliated persons                                         Public Offering--Offering Price, Public
                                                                     Offering--Sponsors' and Underwriters'
                                                                     Profits, Rights of Unit Holders--
                                                                     Redemption--Purchase by the Sponsors of
                                                                     Units Tendered for Redemption
     (f)  Ratio of annual charges to income                          Not Applicable
14.  Issuance of trust's securities                                  The Trust, Rights of Unit Holders--
                                                                     Certificates
15.  Receipt and handling of payments from purchasers                Public Offering--Offering Price, Public
                                                                     Offering--Sponsors' and Underwriters'
                                                                     Profits, Amendment and Termination of the
                                                                     Trust Agreement
16.  Acquisition and disposition of underlying
     securities                                                      The Trust-Portfolio, Sponsors--
                                                                     Responsibility
17.  Withdrawal or redemption                                        Public Offering--Market for Units, Rights of
                                                                     Unit Holders--Redemption
18.  (a)  Receipt, custody and disposition of income                 The Trust-Portfolio--General Considerations,
                                                                     The Trust--Insurance on the Bonds, Public
                                                                     Offering--Offering Price, Rights of Unit
                                                                     Holders--Distribution of Interest and
                                                                     Principal, Rights of Unit Holders--Reports
                                                                     and Records, Amendment and Termination
                                                                     of the Trust Agreement
     (b)  Reinvestment of distributions                              Automatic Accumulation Account
     (c)  Reserves or special funds                                  The Trust--Expenses and Charges--Other
                                                                     Charges, Rights of Unit Holders--
                                                                     Distribution of Interest and Principal,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (d)  Schedule of distributions                                  Not Applicable
19.  Records, accounts and reports                                   Rights of Unit Holders--Reports and
                                                                     Records; Rights of Unit Holders--
                                                                     Distribution of Interest and Principal,

                                                                  ii
C/M: 316700.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



                                                                     Amendment and Termination of the Trust
                                                                     Agreement
20.  Certain miscellaneous provisions of trust
      agreement
     (a)  Amendment                                                  Sponsors--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (b)  Termination                                                Sponsors--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (c) and (d) Trustee, removal and successor                      Sponsors--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
     (e) and (f) Depositor, removal and successor                    Sponsors--Resignation, Trustee--Resignation,
                                                                     Trustee--Limitations on Liability,
                                                                     Amendment and Termination of the Trust
                                                                     Agreement
21.  Loans to security holders                                       Not Applicable
22.  Limitations on liability                                        The Trust-Portfolio, Sponsors--Limitations
                                                                     on Liability, Trustee--Limitations on
                                                                     Liability
23.  Bonding arrangements                                            Additional Information - Item A
24.  Other material provisions of trust agreement                    Not Applicable

                         III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of depositor                                       Sponsors
26.  Fees received by depositor                                      Not Applicable
27.  Business of depositor                                           Sponsors
28.  Certain information as to officials and affiliated
     persons of depositor                                            Contents of Registration Statement
29.  Voting securities of depositor..............................    Not Applicable
30.  Persons controlling depositor...............................    Not Applicable
31.  Payments by depositor for certain services
     rendered to trust...........................................    Not Applicable
32.  Payments by depositor for certain other services
     rendered to trust...........................................    Not Applicable
33.  Remuneration of employees of depositor for
     certain services rendered to trust..........................    Not Applicable
34.  Remuneration of other person for certain services
     rendered to trust...........................................    Not Applicable

                                  IV.  Distribution and Redemption of Securities

                                                                  iii
C/M: 316700.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS




35.  Distribution of trust's securities by states................    Public Offering--Distribution of Units
36.  Suspension of sales of trust's securities...................    Not Applicable
37.  Revocation of authority to distribute.......................    Not Applicable
38.  (a)  Method of distribution                                     Public Offering--Distribution of Units,
                                                                     Public Offering--Underwriting Account,
                                                                     Public Offering--Sponsors' and
                                                                     Underwriters' Profits
     (b)  Underwriting agreements                                    Public Offering--Distribution of Units,
                                                                     Underwriting Account, Public Offering--
                                                                     Sponsors' and Underwriters' Profits
     (c)  Selling agreements                                         Public Offering--Distribution of Units,
                                                                     Underwriting Account, Public Offering--
                                                                     Sponsors' and Underwriters' Profits
39.  (a)  Organization of principal underwriters.................    Sponsors
     (b)  N.A.S.D. membership of principal
          underwriters...........................................    Sponsors
40.  Certain fees received by principal underwriters.............    Not Applicable
41.  (a)  Business of principal underwriters                         Sponsors
     (b)  Branch offices of principal underwriters...............    Not Applicable
     (c)  Salesmen of principal underwriters.....................    Not Applicable
42.  Ownership of trust's securities by certain persons              Not Applicable
43.  Certain brokerage commissions received by
     principal underwriters......................................    Not Applicable
44.  (a)  Method of valuation                                        Prospectus front cover, Public Offering--
                                                                     Offering Price, Public Offering--Distribution
                                                                     of Units
     (b)  Schedule as to offering price                              Not Applicable
     (c)  Variation in offering price to certain
          persons                                                    Public Offering--Offering Price, Public
                                                                     Offering--Distribution of Units
45.  Suspension of redemption rights                                 Not Applicable
46.  (a)  Redemption valuation                                       Rights of Unit Holders--Redemption--
                                                                     Computation of Redemption Price per Unit
     (b)  Schedule as to redemption price                            Not Applicable
47.  Maintenance of position in underlying securities                Public Offering--Market for Units; Public
                                                                     Offering--Sponsors' and Underwriters'
                                                                     Profits, Rights of Unit Holders--
                                                                     Redemption--Purchase by the Sponsors of
                                                                     Units Tendered for Redemption, Rights of
                                                                     Unit Holders--Redemption--Computation of
                                                                     Redemption Price per Unit

                                V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee                          Trustee

                                                                  iv
C/M: 316700.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



49.  Fees and expenses of trustee                                    The Trust--Expenses and Charges, Rights of
                                                                     Unit Holders--Distribution of Interest and
                                                                     Principal
50.  Trustee's lien                                                  The Trust--Expenses and Charges--Other
                                                                     Charges, Rights of Unit Holders--
                                                                     Distribution of Interest and Principal

                          VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's securities                      The Trust--Insurance on the Bonds

                                            VII.  Policy of Registrant

52.  (a)  Provisions of trust agreement with respect
          to selection or elimination of underlying
          securities                                                 Prospectus front cover, Sponsors--
                                                                     Responsibility
     (b)  Transactions involving elimination of
          underlying securities..................................    Not Applicable
     (c)  Policy regarding substitution or elimination
          of underlying securities...............................    Sponsors--Responsibility
     (d)  Fundamental policy not otherwise covered...............    Not Applicable
53.  Tax status of trust                                             Prospectus front cover, The Trust--Tax
                                                                     Status

                                   VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during last ten years....................    Not Applicable
55.  Hypothetical account for issuers of periodic
     payment plans...............................................    Not Applicable
56.  Certain information regarding periodic payment
     certificates................................................    Not Applicable
57.  Certain information regarding periodic payment
     plans.........................................Not Applicable
58.  Certain other information regarding periodic
     payment plans...............................................    Not Applicable
59.  Financial statements (Instruction 1(c) to Form
     S-6)                                                            Statement of Condition


                                 v
C/M: 316700.1

10,000 UNITS


DATED:  AUGUST 22, 1996

EMPIRE STATE MUNICIPAL EXEMPT TRUST, GUARANTEED SERIES 130




No person is  authorized  to give any  information  or     Parts A, B and C of this Prospectus do not contain all of
to make any  representations  not contained in Parts       the information set forth in the registration statement and
A, B and C of this Prospectus;  and any information        exhibits relating thereto, filed with the Securities and
not  contained  herein  must  not be  relied  upon as      Exchange Commission, Washington, D.C. under the
having been authorized by the Trust, the Trustee,          Securities Act of 1933, and  the Investment Company Act of
the Evaluator, or the Sponsors. The Trust is               1940, and to which reference is made.
registered as a unit investment trust under the
Investment  Company Act of 1940.  Such                     This  Prospectus  does not constitute an offer to sell, or a
registration  does not  imply  that the  Trust or any of   solicitation of an offer to buy,  securities in any state to any
its Units have been  guaranteed,  sponsored,               person to whom it is not  lawful to make such an offer in
recommended or approved by the United States or            such state.
any state or any agency or officer thereof.
                                                           PROSPECTUS PART A.
Table of Contents                                          This Prospectus consists of three parts.  This Part A may not
                              Part A                       be distributed unless accompanied by Parts B and C.  Please
Summary of Essential Information             A-2           read and retain each of the parts of this Prospectus for future
Report of Independent Auditors               A-7           reference.
Statement of Condition                       A-8
Portfolio                                    A-9           The Empire State Municipal Exempt Trust, Guaranteed Series
Underwriting Account                         A-11          130 (the "Trust"), is one of a series of similar but separate unit
                              Part B                       investment trusts formed for the purpose of obtaining tax-
The Trust                                    B-1           exempt interest income through an investment in a fixed
Public Offering                              B-7           insured portfolio consisting primarily of various long-term
Estimated Current Return and                               municipal bonds with average maturities of over 10 years.  The
  Estimated Long-Term Return                               Sponsors of the Trust are Glickenhaus & Co. and Lebenthal &
  to Unit Holders                            B-11          Co., Inc.  Units of the Trust will be offered to residents of
Insurance on Bonds                           B-11          New York, Connecticut, Pennsylvania and Florida.  On the
Tax Status                                   B-14          Date of Deposit, all of the Units and the Bonds while in the
Rights of Unit Holders                       B-18          Trust will be rated AAA by Standard & Poor's Corporation
Automatic Accumulation Account               B-24          ("Standard & Poor's") and Moody's Investors Service
Sponsors                                     B-25          ("Moody's") will assign a rating of "Aaa" to all of the Bonds
Trustee                                      B-27          in the Trust, as insured.  The value of the Units of the Trust
Evaluator                                    B-27          will fluctuate with the value of the underlying Bonds.
Amendment and Termination of                               Minimum purchase: 1 Unit.
  the Trust Agreement                        B-28
Legal Opinions                               B-28
Auditors                                     B-28
Description of Bond Ratings                  B-28
                              Part C
Special Factors Affecting New York           C-1
Puerto Rico Bonds                            C-9


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


 396027.1

                             SUBJECT TO COMPLETION
                          ISSUE DATE: AUGUST 28, 1996


                      EMPIRE STATE MUNICIPAL EXEMPT TRUST
                             GUARANTEED SERIES 131

           The attached final prospectus for a prior Guaranteed Series of Empire State Municipal Exempt Trust is hereby used as a preliminary prospectus for Guaranteed Series 131. The narrative information and structure of the final prospectus for this Series will be substantially the same as that of the attached final prospectus. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different because each Series has a unique portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the estimated current return and estimated long term return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of and immediately prior to the effectiveness of the registration statement relating to Units of this Series.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


316852.1


                                                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                                             AT AUGUST 21, 1996 (1):


                                                          SPONSORS:  GLICKENHAUS & CO.
                                                                     LEBENTHAL & CO., INC.

AGENT FOR SPONSORS:  GLICKENHAUS & CO.      TRUSTEE:  THE BANK OF NEW YORK
EVALUATOR:  MULLER DATA CORPORATION


                                                        DATE OF DEPOSIT:  AUGUST 22, 1996



Aggregate Principal Amount of Bonds in Trust:                                                               $    10,000,000.00(2)
Number of Units:                                                                                                        10,000
Fractional Undivided Interest in Trust Per Unit:                                                                      1/10,000
Total Value of Securities in Portfolio (Based on Offering Side Valuations of Securities):                   $     9,488,243.20
                                                                                                            ==================
Sponsors' Initial Repurchase Price Per Unit (Total Value of Securities divided by 10,000 Units):            $           948.82(3)
  Plus Sales Charge of 4.9% (on sales of fewer than 250 Units) of Public Offering Price (4):                             48.89
                                                                                                            ------------------
Public Offering Price Per Unit:                                                                             $           997.71(5)
                                                                                                            ==================
Redemption Price Per Unit:                                                                                  $           944.13(6)
Excess of Public Offering Price Over Redemption Price Per Unit:                                             $            53.58
Excess of Public Offering Price Over Sponsors' Initial Repurchase Price Per Unit:                           $            48.89
Weighted Average Maturity of Bonds in the Trust:  29.70 years
Evaluation Time:                            12:00 P.M. New York Time on the initial Date of Deposit and 2:00 P.M. New York Time thereafter.
Annual Insurance Premium (7):               $1,170.00
Evaluator's Fee:                            $.55 per Bond for each valuation.
Trustee's Annual Fee (13):                  For each $1,000 principal amount of Bonds in the Trust, $1.38 under the monthly and $.98 under the semi-annual distribution plan.
Sponsors' Annual Fee:                       Maximum of $0.25 per $1,000 principal amount of underlying Securities. See "The
                                              Trust--Expenses and Charges."
Sponsors' Profit (Loss) on Deposit:                              $76,465.35
Mandatory Termination Date:                                      December 31, 2045
First Settlement Date:                                           August 27, 1996
Minimum Principal Distribution:                                  $1.00 per Unit
Minimum Value of the Trust under which Trust
  Agreement May be Terminated:                                   $2,000,000 or 20% of the principal amount of the Bonds deposited in
                                                                 Trust, whichever is lower.


                                                                                                 Monthly             Semi-Annual

       Estimated Annual Interest Income (includes cash income accrued only):                       $53.43              $53.43
P         Less Annual Premium on Portfolio Insurance:                                                 .11                 .11
E         Less Organizational Expenses (8):                                                           .45                 .45
R         Less Estimated Annual Expenses (9):                                                        2.12                1.61
                                                                                                  -------            --------
       Estimated Net Annual Interest Income:                                                       $50.75              $51.26
                                                                                                   ======              ======
U      Estimated Interest Distribution (10):                                                        $4.23              $25.63
N      Estimated Current Return Based on Public Offering Price (includes cash
I        income accrual only) (11):                                                                  5.09%               5.14%
T      Estimated Long-Term Return (12):                                                              5.17%               5.22%
       Estimated Daily Rate of Net Interest Accrual:                                             $.14097              $.14236


       Record Dates:                                                                   15th Day of Month              15th Day of
                                                                                                                 May and November
       Payment Dates:                                                                  1st Day of Month                1st Day of
                                                                                                                June and December

                         (continued on following page)

                                      A-2
 396027.1

Notes to Summary of Essential Information
(1) The business day prior to the date of this Prospectus. The date of this Prospectus is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
(2) If a Replacement Bond is not acquired when a contract for the purchase of Bonds fails, the aggregate principal amount of the Bonds may be reduced. See "The Trust--General Considerations" in Part B.
(3) Based, during the initial offering period, solely upon the offering prices of the Securities and thereafter on the bid prices of such Securities. See "The Trust--Market for Units" in this Part A.
(4) After the initial offering period, Units may be available for purchase from the Sponsors at a price based upon the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth in "Public Offering--Offering Price" in Part B of this Prospectus, which is based upon the maturities of each Bond in the Trust.
(5) No accrued interest will be added to the Public Offering Price in connection with purchases of Units contracted for on August 22, 1996. With respect to purchases contracted for after such date, accrued interest from August 27, 1996 to, but not including, the date of settlement (normally three business days after order) will be added to the Public Offering Price.
(6) Based solely upon the bid prices of the Securities. Upon tender for redemption, the price to be paid will include accrued interest as described in "Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit" in Part B.
(7) Based upon the aggregate principal amount of the Bonds in the Trust. If the Trustee had exercised its right to obtain Permanent Insurance on all of the Bonds in the Trust as of the Date of Deposit, the total cost of the Permanent Insurance premiums for such insurance would have been $12,917.00.
(8) Although historically the sponsors of unit investment trusts ("UITs") have paid all the costs of establishing such UITs, this Trust (and therefore the Unit holders) will bear all or a portion of its organizational costs. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; registering Units with the Securities and Exchange Commission and the states; and the initial audit of the Trust. Total organizational expenses will be amortized over a five year period. See "Rights of Unit Holders--Expenses and Charges--Initial Expenses" in Part B.
(9) Excluding insurance costs.
(10) The first monthly interest distribution of $2.53 per Unit will be made on October 1, 1996 (the "First Distribution Date") to all monthly certificateholders of record on September 15, 1996 (the "First Record Date"). The regular monthly payment will be $4.23 on November 1, 1996 and thereafter. The first semi-annual interest distribution of $11.10 per Unit will be made on December 1, 1996 to all semi-annual certificateholders of record on November 15, 1996. The regular semi-annual payment will be $25.63 on June 1, 1997 and thereafter. In order to reduce the amount of accrued interest investors have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to the Trust the amount of accrued interest due on Securities through and including August 27, 1996. This accrued interest will be paid to the Sponsors as the holders of record of all Units on such date. Consequently, when the Sponsors sell Units, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from August 27, 1996 to but not including the date of settlement of the investor's purchase (normally three business days after the purchase contract), less any distributions from the Interest Account. Since a person who contracts to purchase Units on August 22, 1996 will settle his purchase on August 27, 1996, no accrued interest will be added to the Public Offering Price of Units settled on that date. The Trustee will recover its advancements (without interest or other cost to the Trust) from interest received on the Securities deposited in the Trust. See "Rights of Unit Holders--Redemption--Computation at Redemption Price per Unit" in Part B.
(11) Calculated after payment of insurance premiums payable by the Trust. The Estimated Current Return on such date on an identical portfolio without such insurance would have been 5.15% based on the semi-annual payment plan and 5.10% based on the monthly payment plan. See "Tax Status" and "Estimated Current Return and Estimated Long-Term Return to Unit Holders" in Part B.
(12) Calculated after payment of insurance premiums payable by the Trust. The Estimated Long-Term Return on such date on an identical portfolio without such insurance would have been 5.23% based on the semi-annual payment plan and 5.18% based on the monthly payment plan. See "Estimated Current Return and Estimated Long-Term Return to Unit Holders" in Part B.
(13) During the first year, the Trustee's fee will be adjusted downward by $1.08 per Unit; interest income will be $52.35 per Unit; estimated expenses per Unit exclusive of insurance costs under the monthly and semi-annual distribution plans will be $1.60 and $1.10 respectively; and estimated net interest income per Unit will remain the same as shown. The Trustee has agreed to the foregoing to cover interest on any Bonds accruing prior to their expected dates of delivery since interest will not accrue to the benefit of Unit holders until such Bonds are actually delivered to the Trust. See "Distribution of Interest and Principal."



                                      A-3
 396027.1

The Trust. Certain of the Bonds in the Trust may be purchased at prices which result in the portfolio as a whole being purchased at a discount due to original issue discount, market discount or the inclusion of zero coupon bonds. Bonds selling at market discount tend to increase in market value as they approach maturity when the principal amount is payable, thus increasing the potential for gain (all or a portion of which may be taxable as ordinary income). Any income other than any earned original issue discount will be taxable and will not be realized until maturity, redemption or sale of the underlying Bonds or Units of the Trust. In the case of Bonds acquired at a market discount, gain will be treated as ordinary income to the extent of accrued market discount. At the time of the original issuance of the Bonds held by the Trust, opinions relating to the validity of the Bonds and the exemption of interest thereon from Federal income tax and New York State and City personal income tax were (or with respect to "when-issued" Bonds will be) rendered by bond counsel to the issuing governmental authority. The continued tax-exempt status will depend upon the issuer's ability to comply with the provisions of the Internal Revenue Code of 1986, as amended. See "Tax Status" in Part B. On the Date of Deposit, the Sponsors, acting for the Underwriting Account (see "Underwriting Account" in this Part A), deposited with the Trustee delivery statements relating to contracts for the purchase of $10,000,000 aggregate principal amount for the interest-bearing obligations, including funds (represented by cash, cash equivalents and/or an irrevocable letter of credit issued by a major financial institution) for the purchase of certain such obligations (the "Bonds" or the "Securities"). The Trustee thereafter delivered to the Sponsors a registered certificate of 10,000 Units, representing the entire ownership of the Trust, which Units are being offered hereby.


The Portfolio. The portfolio of the Trust contains contracts to purchase 7 issues of Bonds issued by entities located in New York or certain United States territories or possessions, including Puerto Rico, and their public authorities. See "Special Factors Affecting New York" and "Puerto Rico Bonds" in Part C for a discussion of risk factors. Except as described below, all such contracts are expected to be settled by August 27, 1996. The following information is being supplied to inform Unit holders of circumstances affecting the Trust. 9.95% of the aggregate principal amount of the Bonds in the portfolio are general obligations of the governmental entity issuing them which are backed by the taxing power thereof. None of the aggregate principal amount of the Bonds in the portfolio are payable from appropriations. 90.05% of the aggregate principal amount of the Bonds in the portfolio are payable from the income of specific projects or authorities and are not supported by the issuers' power to levy taxes. Although income to pay such Bonds may be derived from more than one source, the primary sources of such income, the number of issues (and the related dollar weighted percentage of such issues) deriving income from such sources and purpose of issue are as follows: General Obligation, 2 (9.95%); Health Care, 3 (55.05%); Investor Owned Utility, 1 (15%); and Water & Sewer, 1 (20.00%). The Trust is deemed to be concentrated in the Health Care category.* Prior to their deposit in the Trust, six of the issues (94.15%) were rated AAA by Standard & Poor's and one of the issues (5.85%) was rated Baa1 by Moody's Investors Service.** Bonds rated Baa have adequate capacity to pay interest and to repay principal; however, such Bonds may have speculative characteristics as well. Furthermore, Bonds rated Baa are more sensitive to adverse economic changes or individual corporate developments. See "Description of Bond Ratings" in Part B. For a more detailed discussion, it is recommended that Unit holders consult the official statements for each security in the portfolio of the Trust. One of the Bonds (20.00%) initially deposited in the Trust have been purchased on a "when issued" basis and none of the Bonds initially deposited in the Trust has been purchased on a delayed settlement basis.


- --------
* A Trust is considered to be "concentrated" in a particular category or issuer when the Bonds in that category or of that issuer constitute 25% or more of the aggregate face amount of the portfolio. See "The Trust--General Considerations" in Part B of this Prospectus.

** For the meanings of ratings, including the symbols "p" and "Con. (. . .)," see "Description of Bond Ratings" in Part B. Security letter ratings may be modified by the addition of a plus or minus sign, when appropriate, to show relative standing within the major rating categories. There can be no assurance that the economic and political conditions on which the ratings of the Bonds in any Trust are based will continue or that particular Bond issues may not be adversely affected by changes in economic, political or other conditions that do not affect the above ratings. See "The Trust--General Considerations" in Part B, and "Special Factors Affecting New York" and "Puerto Rico Bonds" in Part C.

                                      A-4
 396027.1

Normally, delivery of "when issued" Bonds and delayed settlement Bonds is expected to take place within 30 days after the First Settlement Date. Accordingly, delivery may be delayed or may not occur. Interest on such Bonds begins accruing to the benefit of Unit holders on the date of delivery. Holders of Units will be "at risk" with respect to such Bonds (i.e., may derive either gain or loss from fluctuations in the offering side valuation of such Bonds) from the date they commit for Units. Moreover, the insurance on the Bonds in the portfolio obtained by the Trust does not cover such Bonds until they are delivered to the Trust. See "The Trust--General Considerations" in Part B. 24.10% of the aggregate principal amount of the Bonds in the Trust are original issue discount bonds that have mandatory sinking fund installment provisions at redemption prices equal to the compound accreted value on the date of redemption. Of these original issue discount bonds, 5.85% are zero coupon bonds. 5.85% of the aggregate principal amount of the Bonds in the Trust are zero coupon bonds that do not have mandatory sinking fund installment provisions. Zero coupon bonds do not provide for the payment of any current interest and provide for payment and maturity at par value unless sooner sold or redeemed. The market for zero coupon bonds is subject to greater fluctuations than coupon bonds in response to changes in interest rates. (See "Original Issue Discount and Zero Coupon Bonds" in Part B). On the Date of Deposit, the offering side valuation of portfolio numbers 1 and 3 for the Trust were at a premium and these bonds are subject to retirement or refunding within ten years of the Date of Deposit. On the Date of Deposit, based on the offering side valuation, 20.00% of the aggregate principal amount of the Bonds were at par, 5.85% of the aggregate principal amount of the Bonds were at a discount from par and 74.15% of the aggregate principal amount of the Bonds were at a premium.

An investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates or a decrease in the federal or New York State income tax rate. Inflation and recession, as well as measures implemented to address these and other economic problems, contribute to fluctuations in interest rates and the values of fixed-rate bonds generally. Additionally, changes in the tax treatment of bonds may have an adverse impact on the value of the Units. The Sponsors cannot predict future economic policies or their consequences, nor can they predict the course or extent of such fluctuations in the future. Some of the Bonds in the Trust may also have been previously insured by insurance obtained by the issuers of such Bonds or by persons other than the Trust ("Pre-insured Bonds"). Six of the issues (94.15%) initially deposited in the Trust were Pre-insured Bonds. All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation (the "Insurer") guaranteeing payment of principal and interest when due. As a result of such issuance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's. For the meanings of these ratings see "Description of Bond Ratings" in Part B.


Risk Factors. Insurance does not protect against the risk of market fluctuations on the underlying bonds in the Trust's portfolio and of the units of the Trust. No assurance can be given that the Trust's objectives will be achieved as these objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations or of the insurer to meet its obligations under the insurance. In addition, an investment in Units of the Trust should be made with an understanding of the risks entailed in investments in fixed-rate bonds, including the risk that the value of such bonds (and, therefore, of the Units) will decline with increases in interest rates or a decrease in the federal or New York State income tax rate. Additionally, changes in the tax treatment of bonds may have an adverse impact on the value of the Units.

There can be no assurance that the economic and political conditions on which the ratings of the Bonds in any Trust are based will continue or that particular Bond issues may not be adversely affected by changes in economic, political or other conditions that do not affect the ratings by either Standard & Poor's or Moody's. In the event a Bond's rating is downgraded to below investment grade (i.e., "high yield" or "junk bond" status), such a Bond, as compared to an investment grade bond, is subject to greater risk of downward price volatility in periods of economic uncertainty. If a Bond in the Trust is downgraded to high yield bond status, a decrease in the net asset value of the Trust may result. If such a decrease in net asset

                                      A-5
 396027.1
value occurs and Units of the Trust are tendered for redemption, the Trust may be forced to liquidate some of the Bonds at a loss. If such redemptions are substantial enough, this could trigger a complete and unexpected liquidation of the Trust before maturity, resulting in unanticipated losses for investors. There is also risk involved with the purchase of bonds on a "when issued" or delayed settlement basis. See "The Trust--General Considerations" in Part B. The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Such matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State. For further information concerning New York risk factors see "Special Factors Affecting New York" in Part C.


Distributions. Distributions of interest received by the Trust, pro rated on an annual basis, will be made semi-annually unless the Unit holder elects to receive them monthly. The first monthly distribution will be $2.53 for Units of the Trust and will be made on October 1, 1996, to monthly Unit holders of record on September 15, 1996, and $4.23 thereafter. The first semi-annual distribution will be $11.10 for Units of the Trust and will be made on December 1, 1996, to semi-annual Unit holders of record on November 15, 1996, and $25.63 thereafter. See "Rights of Unit Holders--Distribution of Interest and Principal" in Part B of this Prospectus.


Each Unit of the Trust at the Date of Deposit represents 1/10,000 fractional undivided interest in the $10,000,000 face amount of underlying Bonds and net income of the Trust in the ratio of 1 Unit for each $1,000 principal amount of underlying Bonds (including contracts and funds for the purchase thereof) in the Trust.


Public Offering Price. The Public Offering Price of the Units of the Trust during the initial offering period is equal to the aggregate offering price of the Securities in the respective Trust's portfolio divided by the number of Units outstanding, plus a sales charge equal to 4.9% of the Public Offering Price of the Trust on sales of fewer than 250 Units. In addition, for Units ordered after the date hereof, accrued interest will be payable from the First Settlement Date for Units of the Trust (three business days from the date hereof) to the expected date of settlement (three business days after order). For additional information regarding the Public Offering Price, the descriptions of interest and principal distributions, repurchase and redemption of Units and other essential information regarding the Trust, see the "Summary of Essential Information" in this Part A. During the initial public offering period, sales of at least 250 Units will be entitled to a volume discount from the Public Offering Price. See "Public Offering--Offering Price" in Part B. If the Units of the Trust had been available for sale on August 21, 1996, the Public Offering Price per Unit would have been $997.71.


Taxes. In counsel's opinion, under existing law, interest income to the Trust, and, with certain exceptions, to Unit Holders is exempt from all regular federal, New York State and New York City income taxes, but may be subject to state and local taxes in other jurisdictions. Capital gains, if any, are subject to tax. Interest on the Bonds will not be subject to the federal alternative minimum tax. See "The Trust--Tax Status" in Part B of this Prospectus. Investors should consult their personal tax advisor to determine the federal, state and local income tax consequences of purchasing, owning and selling Units.

The Insurer. The Insurer is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is a limited liability corporation rather than a several liability association. The Insurer is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana

                                      A-6
 396027.1

Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has one European branch in the Republic of France.

As of March 31, 1996, the Insurer had admitted assets of $4.0 billion (unaudited), total liabilities of $2.7 billion (unaudited), and total capital and surplus of $1.3 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1995, the Insurer had admitted assets of $3.8 billion (audited), total liabilities of $2.5 billion (audited), and total capital and surplus of $1.3 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available from the Insurer. The address of the Insurer is 113 King Street, Armonk, New York 10504.

No representation is made herein as to the accuracy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof. The Sponsors are not aware that the information herein is inaccurate or incomplete as of the date hereof.

Sponsors. The total partners' capital of Glickenhaus at March 31, 1996 was $147,143,000 (unaudited) and at September 30, 1995 was $146,106,000 (audited);
and at March 31, 1996, the total stockholders' equity of Lebenthal was $4,518,542 (audited).

The foregoing information with regard to the Sponsors relates to the Sponsors only, and not to any series of Empire State Municipal Exempt Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out their contractual obligations shown herein. More comprehensive financial information can be obtained upon request from any Sponsor.

         --------------------------------------------------------------


                         REPORT OF INDEPENDENT AUDITORS


The Sponsors, Trustee, and Unit Holders of Empire State Municipal Exempt Trust, Guaranteed Series 130

We have audited the Statement of Condition of Empire State Municipal Exempt Trust, Guaranteed Series 130, including the Portfolio as of August 22, 1996. This financial statement is the responsibility of the Sponsors. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. An irrevocable letter of credit deposited on August 22, 1996 in the amount required to purchase securities, as described in the Statement of Condition, was confirmed to us by the Trustee.

In our opinion, the Statement of Condition referred to above presents fairly, in all material respects, the financial position of Empire State Municipal Exempt Trust, Guaranteed Series 130 at August 22, 1996 in conformity with generally accepted accounting principles.

BDO SEIDMAN, LLP
New York, New York
August 22, 1996


                                      A-7
396027.1



                                                       EMPIRE STATE MUNICIPAL EXEMPT TRUST
                                                              GUARANTEED SERIES 130
                                                  STATEMENT OF CONDITION AS OF DATE OF DEPOSIT
                                                                 August 22, 1996


                                                                 TRUST PROPERTY


Investment in Securities:
      Contracts to purchase underlying Securities (1)(2).................................................          $9,488,243.20
Accrued interest receivable (2)..........................................................................              54,409.63
Organizational costs (3).................................................................................              22,500.00
                                                                                                                   -------------
              Total......................................................................................          $9,565,152.83
                                                                                                                    ============

                                                    LIABILITIES AND INTEREST OF UNIT HOLDERS

Liabilities:
      Accrued interest receivable (2)....................................................................          $   54,409.63
      Accrued liability (3)..............................................................................              22,500.00
                                                                                                                    ------------
                                                                                                                       76,909.63
Interest of Unit holders:
Units of fractional undivided interest outstanding (10,000):
      Cost to investors (4)..............................................................................           9,977,077.49
      Less--gross underwriting commission (5)............................................................             488,834.29
                                                                                                                     -----------
Net interest of Unit holders.............................................................................           9,488,243.20
                                                                                                                    ------------
              Total......................................................................................          $9,565,152.83
                                                                                                                    ============

- ----------------------

           (1) Aggregate cost to the Trust of the Securities listed under "Portfolio" is based on offering side valuation determined by the Evaluator on the basis set forth under "Public Offering--Offering Price" in Part B. The aggregate bid side evaluation of the Securities in the portfolio, as determined by the Evaluator, as of the Date of Deposit was $9,441,343.50. An irrevocable letter of credit issued by Bankers Trust, in an aggregate amount equal to or in excess of $9,555,945.45, has been deposited with the Trustee. The amount of such letter of credit includes: $9,488,243.20, the amount required to purchase the tax-exempt securities listed in the related portfolio, plus $67,702.25 covering accrued interest through expected dates of delivery.
           (2) On the basis set forth under "Rights of Unit Holders--Distribution of Interest and Principal" in Part B the Trustee will advance an amount equal to the accrued interest on the Securities as of August 27, 1996 (the "First Settlement Date") plus any cash received by the Trustee with respect to interest on the Securities prior to such date, and the same will be distributed to the Sponsors on the First Settlement Date. Consequently, the amount of interest accrued on a Unit to be added to the public offering price thereof will include only such accrued interest from the First Settlement Date to the date of settlement, less all withdrawals and deductions from the Interest Account subsequent to the First Settlement Date made with respect to the Unit.
           (3) Organizational costs incurred by the Trust have been deferred and will be amortized over a five year period. The Trust will reimburse the Sponsors for actual organizational costs incurred.
           (4)  Aggregate  public  offering  price  (exclusive  of interest) is computed on 10,000 Units on the basis set forth above under "Public Offering--Offering Price" in Part B.
           (5) A sales charge of 4.9% computed on 10,000 Units. See "Public Offering--Offering Price" in Part B for volume discounts on sales of 250 Units or more.



                                      A-8
 396027.1

                                                       EMPIRE STATE MUNICIPAL EXEMPT TRUST


                                                              Guaranteed Series 130
                                                Portfolio as of Date of Deposit, August 22, 1996


                                                                                    Redemption Features
  Port-                                                              Coupon         Ant.--Anticipated        Yield       Cost of
  folio    Rating      Principal      Represented by Contracts to    Rate and       S.F.--Sinking Fund        to        Securities
  No.      (1)(2)      Amount (3)        Purchase Securities (4)     Maturity       Opt.--Optional (5)      Maturity  to Trust(6)(7)
   ---     ------     ----------        -----------------------      --------         ------------------    --------  --------------


    1      AAA/Aaa     $2,000,000     Dormitory Authority of the     5.900%        No Sinking Fund            5.667%   $2,040,000.00
                                      State of New York, Ideal       08/01/26      08/01/06 @ 101 Opt.
                                      Senior Living Center
                                      Housing Corporation, FHA
                                      Insured Mortgage Nursing
                                      Home Revenue Bonds,
                                      Series 1996 (MBIA Insured)

    2      AAA/Aaa      2,000,000     New York City Municipal        5.750         06/15/21 @ 100 S.F.         5.749    2,000,000.00
                                      Water Finance Authority,       06/15/26     06/15/06 @ 101 Opt.
                                      Water and Sewer System
                                      Revenue Bonds, Fiscal 1996
                                      Series B (MBIA Insured)

    3      AAA/Aaa        410,000     The City of New York           5.750        02/01/12 @ 100 S.F.         5.630       414,100.00
                                      General Obligations Bonds,     02/01/14     02/01/06 @ 101.5 Opt.
                                      Fiscal 1996 Series G (MBIA
                                      Insured)


    4      AAA/Aaa      2,000,000     New York State Medical         5.700        No Sinking Fund             5.768     1,980,000.00
                                      Care Facilities Finance        02/15/29     08/15/03 @ 102 Opt.
                                      Agency, St. Lukes-Roosevelt
                                      Hospital Center, FHA
                                      Insured Mortgage Revenue
                                      Bonds, 1993 Series A
                                      (MBIA Insured)

    5      AAA/Aaa      1,500,000     New York State Energy          5.500        No Sinking Fund             5.652     1,470,000.00
                                      Research and Development       01/01/21     01/01/06 @ 102 Opt.
                                      Authority, Gas Facilities
                                      Revenue Bonds, 1996
                                      Series, The Brooklyn Union
                                      Gas Company Project
                                      (MBIA Insured)

    6      AAA/Aaa      1,505,000     New York State Medical         5.400        No Sinking Fund             5.727     1,429,750.00
                                      Care Facilities Finance        08/15/33     08/15/03 @ 100 Opt.
                                      Agency, Hospital and
                                      Nursing Home Insured
                                      Mortgage Revenue Bonds,
                                      1993 Series D (MBIA
                                      Insured)

    7     Baa1*/Aaa       585,000     The City of New York           0.000        No Sinking Fund             5.950       154,393.20
                                      General Obligation Bonds,      05/15/19     No Optional Call
                                      Fiscal 1993 Series E, Capital
                                      Appreciation

                      ------------                                                                                      ------------
                      $10,000,000                                                                                      $9,488,243.20
                      ============                                                                                     =============




                                      A-9
 396027.1

Notes to Portfolio

     The symbol "NR" denotes a non-rated issue of Bonds.

     (1) All ratings except those identified by an asterisk (*) are by Standard & Poor's Corporation. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees. The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor. A brief description of the rating symbols and their meanings is set forth under "Description of Bond Ratings" in Part B.

     (2) Ratings in the right hand column are after deposit of these issues in the Trust and their insurance by MBIA. Moody's Investors Service has assigned its "Aaa" investment rating to all of the Bonds while in the Trust, as insured by MBIA Insurance Corporation.

     (3)  All Bonds are represented by contracts to purchase.


     (4) All contracts to purchase the Bonds were entered into from August 15, 1996 to August 20, 1996. All contracts are expected to be settled prior to or on the First Settlement Date of the Trust which is expected to be August 27, 1996 except for portfolio number 1 which will settle by September 30, 1996. With the exception of portfolio number 1, these bonds are expected to be settled (and interest begins accruing on these bonds to the benefit of Unit holders of the Trust) within 30 days after the First Settlement Date.


     (5) Unless otherwise indicated, there is shown under this heading the year in which each issue of bonds initially is redeemable and the redemption price for that year. Each such issue continues to be redeemable at declining prices thereafter, but not below par. "S.F." indicates a sinking fund has been or will be established with respect to an issue of Bonds. In addition, certain Bonds in the Trust may be redeemed in whole or in part other than by operation of the stated optional call or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. "Ant." indicates the existence of anticipated redemptions at a price of 100%. Under certain circumstances, these anticipated redemptions can be altered. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond issue is redeemed before maturity by the proceeds of a new bond issue.

     Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par. To the extent that the Bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption. The estimated current return in this event may be affected by such redemptions. The Federal tax effect on Unit holders of such redemptions and resultant distributions is described in the section entitled "Tax Status" in Part B.


     (6) See Note (1) to "Statement of Condition as of Date of Deposit" regarding cost of Bonds. The offering prices are greater than the current bid prices of the Bonds which is the basis on which Redemption Price per Unit is determined for purposes of redemption of Units (see the first paragraphs under "Public Offering--Offering Price" and "Rights of Unit Holders--Redemption--Computation of Redemption Price Per Unit" in Part B). On the business day prior to the Date of Deposit the aggregate bid side valuation of the Securities in the Trust was lower than the aggregate offering side valuation by 0.494%. Yield of Bonds was computed on the basis of offering prices on the Date of Deposit.


     Bonds identified as escrowed to maturity under "Portfolio" for the Trust in this Part A are priced to the maturity date not the call date.


     (7)  Annual interest income to the Trust is $534,345.00.


     (8)  Yield calculated based on a call date prior to stated maturity.

                                      A-10
 396027.1

                              UNDERWRITING ACCOUNT


           The names and addresses of the Underwriters and the number of Units of the Trust each has agreed to purchase from the Underwriting Account are:


                                                                                                                          Units
                 Name                                                    Address                                       Series 130

Glickenhaus & Co..................................  6 East 43rd Street, New York, New York 10017                          2,325
Lebenthal & Co., Inc..............................  120 Broadway, New York, New York 10271                                2,325
Josephthal Lyon & Ross Incorporated...............  6 East 43rd Street, New York, New York 10017                          2,000
Gruntal & Co., Inc................................  14 Wall Street, New York, New York 10005                              1,200
Advest Incorporated...............................  280 Trumbull Street, Hartford, Connecticut 06103                        250
Oppenheimer & Company, Inc........................  World Financial Center, New York, New York 10281                        250
Pershing (Division of Donaldson, Lufkin &
  Jenrette Securities Corporation)................  One Pershing Plaza, Jersey City, New Jersey 07399                       250
David Lerner Associates, Inc. ....................  477 Jericho Turnpike, Syosset, New York 11791                           150
U S Life Equity Sales Corp........................  125 Maiden Lane, New York, New York 10038                               150
Cadaret, Grant & Co., Inc. .......................  108 W. Jefferson Street, Syracuse, New York 13203                       100
Cowen & Company...................................  Financial Square, New York, New York 10005                              100
Everen Securities, Inc. ..........................  77 West Wacker Drive, Chicago, Illinois 60606                           100
First Investors Corporation.......................  95 Wall Street, New York, New York 10005                                100
Janney Montgomery Scott, Inc......................  9201 Fourth Avenue, Brooklyn, New York 11209                            100
Kirlin Securities, Inc............................  6901 Jericho Turnpike, Syosset, New York 11791                          100
Nathan & Lewis Securities, Inc....................  1140 Avenue of the Americas, New York, New York 10036                   100
Samuel A. Ramirez & Co., Inc......................  61 Broadway, New York, New York 10006                                   100
Sage, Rutty & Co., Inc. ..........................  183 E. Main Street, Rochester, New York 14604                           100
Smith Barney Inc. ................................  388 Greenwich Street, New York, New York 10013                          100
W.H. Newbolds, a division of
  Fahnestock & Co.................................  1500 Walnut Street, Philadelphia, Pennsylvania 19102                    100
                                                                                                                         ------
                                                                                                                         10,000




                                      A-11
 396027.1

                             TAX EQUIVALENT YIELDS

The following tables indicate the approximate yield resident individuals in various income brackets must earn on a security subject to Federal, New York State and New York City income taxes to receive an after-tax yield equivalent to that provided by a tax-exempt bond yielding from 4.5% to 8.5%, based on anticipated 1996 Federal, New York State and New York City marginal tax rates. New York City taxpayers should refer to Table I. New York State taxpayers outside of New York City should refer to Table II.


                               TABLE I.  COMBINED EFFECT OF FEDERAL, NEW YORK STATE AND NEW YORK CITY INCOME TAXES
                                            Approx.
                                             1996                                  To equal a tax-exempt yield of:
                                                     ----------------------------------------------------------------------------
                                           Federal,
                                              NYS     4.50%  5.00%  5.50%  6.00% 6.25%  6.50%  6.75%  7.00% 7.25%  7.50%  7.75%
                                                     ----------------------------------------------------------------------------
If your net taxable income1
is approximately2                          Marginal
Joint Return           Single Return      Tax Rates4                        A taxable investment would have to pay you:3
- ---------------------------------------------------------------------------------------------------------------------------------

$22,001-$40,100        $11,001-$24,000      24.79%    6.0%   6.7%     7.3% 8.0%   8.3%  8.6%   9.0%   9.3%   9.6%  10.0%  10.3%
- ---------------------------------------------------------------------------------------------------------------------------------

$40,101-$96,900        $24,001-$58,150      36.30%    7.1%   7.9%     8.6% 9.4%   9.8%  10.2%  10.6%  11.0% 11.4%  11.8%  12.2%
- ---------------------------------------------------------------------------------------------------------------------------------

$96,901-$147,700       $58,151-$121,300     38.99%    7.4%   8.2%     9.0% 9.8%  10.2%  10.7%  11.0%  11.5% 11.9%  12.3%  12.7%
- ---------------------------------------------------------------------------------------------------------------------------------

$147,701-$263,750      $121,301-$263,750    43.41%    8.0%   8.8%     9.7% 10.6% 11.0%  11.5%  11.9%  12.4% 12.8%  13.3%  13.7%
- ---------------------------------------------------------------------------------------------------------------------------------

$263,751+              $263,751+            46.60%    8.4%   9.4%    10.3% 11.2% 11.7%  12.2%  12.6%  13.1% 13.6%  14.0%  14.5%
- ---------------------------------------------------------------------------------------------------------------------------------

                                             ---------------

                                              8.00%  8.50%
                                             ---------------
If your net taxable income1
is approximately2
Joint Return           Single Return
- ----------------------------------------     ---------------

$22,001-$40,100        $11,001-$24,000        10.6%  11.3%
- ----------------------------------------     ---------------

$40,101-$96,900        $24,001-$58,150        12.6%  13.3%
- ----------------------------------------     ---------------

$96,901-$147,700       $58,151-$121,300       13.1%  13.9%
- ----------------------------------------     ---------------

$147,701-$263,750      $121,301-$263,750      14.1%  15.0%
- ----------------------------------------     ---------------

$263,751+              $263,751+              15.0%  15.9%
- ----------------------------------------     ---------------




                                     TABLE II.  COMBINED EFFECT OF FEDERAL AND NEW YORK STATE INCOME TAXES
                                          Approx.
                                           1996                                   To equal a tax-exempt yield of:
                                                   --------------------------------------------------------------------------------
                                         Federal,
                                            NYS     4.50%  5.00%  5.50%  6.00%   6.25%  6.50%  6.75%  7.00%  7.25%  7.50%   7.75%
                                                   --------------------------------------------------------------------------------
If your net taxable income1
is approximately2                        Marginal
Joint Return        Single Return       Tax Rates5                         A taxable investment would have to pay you:3
- -----------------------------------------------------------------------------------------------------------------------------------

$22,001-$40,100     $11,001-$24,000       21.06%    5.7%   6.3%   7.0%    7.6%   7.9%   8.2%   8.6%   8.8%   9.2%    9.5%   9.8%
- -----------------------------------------------------------------------------------------------------------------------------------

$40,101-$96,900     $24,001-$58,150       33.13%    6.7%   7.5%   8.2%    9.0%   9.4%   9.7%   10.1%  10.5%  10.8%  11.2%   11.6%
- -----------------------------------------------------------------------------------------------------------------------------------

$96,901-$147,700    $58,151-$121,300      35.92%    7.0%   7.8%   8.6%    9.4%   9.8%   10.1%  10.5%  11.0%  11.3%  11.7%   12.1%
- -----------------------------------------------------------------------------------------------------------------------------------

$147,701-$263,750   $121,301-$263,750     40.56%    7.6%   8.4%   9.3%   10.1%   10.5%  11.0%  11.4%  11.8%  12.2%  12.6%   13.0%
- -----------------------------------------------------------------------------------------------------------------------------------

$263,751+           $263,751+             43.90%    8.0%   8.9%   9.8%   10.7%   11.1%  11.6%  12.0%  12.5%  12.9%  13.4%   13.8%
- -----------------------------------------------------------------------------------------------------------------------------------


                                       -------------

                                       8.00%  8.50%
                                       -------------
If your net taxable income1
is approximately2
Joint Return        Single Return
- ----------------------------------------------------

$22,001-$40,100     $11,001-$24,000    10.1%  10.8%
- ----------------------------------------------------

$40,101-$96,900     $24,001-$58,150    12.0%  12.7%
- ----------------------------------------------------

$96,901-$147,700    $58,151-$121,300   12.5%  13.3%
- ----------------------------------------------------

$147,701-$263,750   $121,301-$263,750  13.5%  14.3%
- ----------------------------------------------------

$263,751+           $263,751+          14.3%  15.2%
- ----------------------------------------------------



1After exemptions and deductions other than state and local tax deductions. 2The tables cover only a representative range of incomes, and income brackets have been rounded off to facilitate illustration. Actual Federal, New York State and New York City income brackets may differ slightly from those in the table.
3Yields  on  taxable   investments   have  been   rounded  off  to   facilitate
 illustration.
4This rate is calculated by using the highest New York State and New York City marginal tax rates that apply to the bracket. 5This rate is calculated by using the highest New York State marginal tax rate that applies to the bracket.


                                      A-12
 396027.1

MPIRE STATE MUNICIPAL EXEMPT TRUST                          Prospectus Part B

  Part B of this Prospectus may not be Distributed Unless Accompanied by Part A

                                    THE TRUST

Organization. The Empire State Municipal Exempt Trust, Guaranteed Series as designated in Part A (the "Trust"), is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a Trust Indenture and Agreement* (the "Trust Agreement"), dated the Date of Deposit, among Glickenhaus & Co. and Lebenthal & Co., Inc. as sponsors (the "Sponsors"), The Bank of New York, as trustee (the "Trustee") and Muller Data Corporation, as evaluator (the "Evaluator").

   On the date of this Prospectus each Unit represented the fractional undivided interest in the Trust set forth under "Summary of Essential Financial Information" in Part A. Thereafter, if any Units of the Trust are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by each such Unit will remain essentially the same. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit holder, which may include the Sponsors, or until the termination of the Trust Agreement for the related Trust. See "Rights of Unit Holders--Redemption" in this Part B.

Objectives. The objective of the Trust is to obtain tax-exempt interest income through an investment in a fixed insured portfolio consisting primarily of various long-term municipal bonds with average maturities of over 10 years. No assurance can be given that the Trust's objectives will be achieved as these objectives are subject to the continuing ability of the respective issuers of the bonds to meet their obligations and, of the Insurer to meet its obligations under the insurance. In addition, an investment in such portfolio can be affected by fluctuations in interest rates.

Portfolio. The portfolio of the Trust consists of the Bonds described in "The Portfolio" in Part A and are represented by the Sponsors' contracts to purchase, which are expected to be settled by the date set forth in Part A. The Trust may contain Bonds which have been purchased on a when, as, and if issued basis. Accordingly, the delivery of such Bonds may be delayed or may not occur. (See "The Portfolio" in Part A.) Interest on these Bonds begins accruing to the benefit of Unit holders on their respective dates of delivery. Unit holders will be "at risk" with respect to these Bonds (i.e., may derive either gain or loss from fluctuations in the offering side evaluation of the Bonds) from the date they commit for Units. (See "The Portfolio" in Part A.) For a discussion of the Sponsors' obligations in the event of the failure of any contract for the purchase of any of the Bonds and limited right to substitute other bonds to replace any failed contract, see "The Trust--Substitution of Bonds" in this Part
B. As a result of the MBIA Insurance Corporation insurance, Moody's Investors Service ("Moody's") has assigned a rating of "Aaa" to all of the Bonds in the Trust, as insured and Standard & Poor's Corporation, a division of McGraw-Hill ("Standard & Poor's") has assigned a rating of "AAA" to the Units and Bonds while in the Trust. (See "Insurance on the Bonds" in this Part B).

   In view of the Trust's objectives, the following factors, among others, were considered in selecting the Bonds: (1) all the Bonds are obligations of the State of New York and counties, municipalities, authorities or political subdivisions thereof or issued by certain United States territories or possessions, including Puerto Rico, and their public authorities so that the interest on them will be exempt from Federal, New York State and New York City income tax under existing law; (2) the Bonds are varied as to purpose of issue;
(3) in the opinion of the Sponsors, the Bonds are fairly valued relative to other bonds of comparable quality and maturity; and (4) MBIA Insurance Corporation insurance for the payment of principal and interest on the Bonds is available. Subsequent to the Date of Deposit, a Bond may cease to be rated or its rating may be reduced. Neither event requires an elimination of such Bond from the portfolio, but such an event may be considered in the Sponsors' determination to direct the Trustee to dispose of the Bonds. See "Sponsors-Responsibility" in Part B. The insurance on the Bonds in the portfolio obtained by the Trust does not cover such Bonds until they are delivered to the Trust. See "The Trust--General Considerations" in this Part B.

- --------
* References in this Prospectus to the Trust Agreement are qualified in their entirety by the Trust Agreement which is incorporated herein by reference.

General Considerations. Because certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Except as described in footnotes to "Summary of Essential Financial Information" for the Trust interest accrues to the benefit of Unit holders commencing with the expected date of settlement for purchase of the Units. If a Replacement Bond is not acquired, accrued interest (at the coupon rate of the Failed Bonds or earned original issue discount in the case of original issue discount and zero coupon Bonds) will be paid to Unit holders (from the Deposit Date to the date the Trustee is notified of the failure of the Sponsors to purchase a Replacement
Bond). All such interest paid to Unit holders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsors and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond is not acquired by the Trust, the net annual interest income per Unit for the Trust would be reduced and the estimated current return might be lowered.

   Neither the Sponsors nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event that any contract for the purchase of Securities in the Trust fails and no Replacement Bond as hereinafter defined is acquired, the Sponsors shall refund to all Unit holders the sales charge attributable to such failed contract, and the principal and accrued interest (at the coupon rate of the relevant Security or earned original issue discount in the case of original issue discount and zero coupon Bonds to the date the Sponsors are notified of the failure) which are attributable to such failed contract, shall be distributed at the next Monthly Payment Date which is more than 30 days after the failure to purchase Replacement Bonds. The portion of such interest paid to a Unit holder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsors and accordingly will not be treated as tax-exempt income.

   The following paragraphs discuss the characteristics of the Bonds in the Trust and of certain types of issuers of the Bonds in the Trust. These paragraphs discuss, among other things, certain circumstances which may adversely affect the ability of such issuers to make payment of principal of and interest on Bonds held in the portfolio of the Trust or which may adversely affect the ratings of such Bonds. Because of the insurance obtained by the Sponsors or by the issuers for the Trust, however, such changes should not adversely affect the Trust's ultimate receipt of principal and interest, the Standard & Poor's or Moody's ratings of the Bonds in the portfolio, or the Standard & Poor's rating of the Units of the Trust. An investment in Units of the Trust should be made with an understanding of the risks that such an investment may entail, certain of which are described below. Unit holders may obtain additional information concerning a particular Bond by requesting an official statement from the issuer of such Bond.

General Obligation Bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. The taxing power of any governmental entity may be limited, however, by provisions of state constitutions or laws, and an entity's credit will depend on many factors, including potential erosion of the tax base due to population declines, natural disasters, declines in the issuer's industrial or economic base or inability to attract new industries; economic limits on the ability to tax without eroding the tax base; legislative proposals or voter initiatives to limit ad valorem real property taxes; and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the entity's control.

Appropriations Bonds. Many state or local governmental entities enter into lease purchase obligations as a means for financing the acquisition of capital projects (e.g., buildings or equipment, among other things). Such obligations are often made subject to annual appropriations. Certain Bonds in the Trust may be Bonds that are, in whole or in part, subject to and dependent upon (i) the governmental entity making appropriations from time to time or (ii) the continued existence of special temporary taxes which require legislative action for their reimposition. The availability of any appropriation is subject to the willingness or ability of the governmental entity to continue to make such special appropriations or to reimpose such special taxes. The obligation to make lease payments exists only to the extent of the monies available to the governmental entity therefor, and no liability is incurred by the governmental entity beyond the monies so appropriated. Subject to the foregoing, once an annual appropriation is made, the governmental entity's obligation to make lease rental payments is absolute and unconditional without setoff or counterclaim, regardless of contingencies, whether or not a given project is completed or used by the governmental entity and notwithstanding any circumstances or occurrences which might arise. In the event of non-appropriation, certificateholders' or bondowners' sole remedy (absent credit enhancement) generally is limited to repossession of the collateral for resale or releasing,

                                     B-2
369165.1
and the obligation of the governmental lessee is not backed by a pledge of the general credit of the governmental lessee. In the event of non-appropriation, the Sponsors may instruct the Trustee to sell such Bonds.

   Moral Obligation Bonds. Certain of the Bonds in the Trust may be secured by pledged revenues and additionally by the so-called "moral obligations" of the State or a local governmental body. Should the pledged revenues prove insufficient, the payment of such Bonds is not a legal obligation of the State or governmental entity, and is subject to its willingness to appropriate funds therefor.

Revenue Bonds. Mortgage Revenue Bonds. Certain Bonds may be "mortgage revenue bonds." Under the Internal Revenue Code of 1986, as amended (the "Code"), (and under similar provisions of the prior tax law) "mortgage revenue bonds" are obligations the proceeds of which are used to finance owner-occupied residences under programs which meet numerous statutory requirements relating to residency, ownership, purchase price and target area requirements, ceiling amounts for state and local issuers, arbitrage restrictions, and certain information reporting, certification, and public hearing requirements. There can be no assurance that additional federal legislation will not be introduced or that existing legislation will not be further amended, revised, or enacted after delivery of these Bonds or that certain required future actions will be taken by the issuing governmental authorities, which action or failure to act could cause interest on the Bonds to be subject to federal income tax. If any portion of the Bonds proceeds are not committed for the purpose of the issue, Bonds in such amount could be subject to earlier mandatory redemption at par, including issues of zero coupon bonds (see "The Trust--Original Issue Discount and Zero Coupon Bonds").

   Housing Bonds. Some of the aggregate principal amount of Bonds of the Trust may consist of obligations of state and local housing authorities whose revenues are primarily derived from mortgage loans to owners of housing projects for low to moderate income families. Since such obligations are not general obligations of a particular state or municipality or other governmental authority and are generally payable primarily or solely from rents and other fees, adverse economic developments including failure or inability to increase rentals, fluctuations of interest rates and increasing construction and operating costs may reduce revenues available to pay existing obligations.

   The housing bonds in the Trust, despite their optional redemption provisions which generally do not take effect until ten years after the original issuance dates of such Bonds (often referred to as "ten year call protection"), do contain provisions which require the issuer to redeem such obligations at par from unused proceeds of the issue within a stated period. In recent periods of declining interest rates there have been increased redemptions of housing bonds pursuant to such redemption provisions. In addition, the housing bonds in the Trust are also subject to mandatory redemption in part, at par, at any time that voluntary or involuntary prepayments of principal on the underlying mortgages are made to the trustee for such Bonds or that the mortgages are sold by the bond issuer. Prepayments of principal tend to be greater in periods of declining interest rates; it is possible that such prepayments could be sufficient to cause a housing bond to be redeemed substantially prior to its stated maturity date, earliest call date or sinking fund redemption date.

   Public Power Revenue Bonds. Certain Bonds may be bonds issued to finance public power facilities. Certain risks associated with the electric utility industry include difficulty in financing large construction programs during an inflationary period; restrictions on operations and increased costs and delays attributable to environmental considerations; the difficulty of the capital markets in absorbing utility debt and equity securities; the availability of fuel for electric generation at reasonable prices, including among other considerations the potential rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal; technical cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including among other considerations the problems associated with the use of radioactive materials and the disposal of radioactive waste; and the effects of energy conservation. Certain Bonds may have been issued in connection with the financing of nuclear generating facilities. In view of recent developments in connection with such facilities, legislative and administrative actions have been taken and proposed relating to the development and operation of nuclear generating facilities. The Sponsors are unable to predict whether any such actions or whether any such proposals or litigation, if enacted or instituted, will have an adverse impact on the revenues available to pay the debt service on the Bonds in the portfolio issued to finance such nuclear projects.

   Each of the problems referred to above could adversely affect the ability of the issuers of public power revenue bonds to make payments of principal of and/or interest on Bonds issued by public utilities. In addition, certain

                                     B-3
369165.1
municipal utilities or agencies may have entered into contractual arrangements with investor-owned utilities and large industrial users and consequently may be dependent in varying degrees on the performance of such contracts for payment of bond debt service.

   Health Care Revenue Bonds. Some of the aggregate principal amount of Bonds of the Trust may consist of hospital revenue bonds. Ratings of hospital bonds are often initially based on feasibility studies which contain projections of occupancy levels, revenues and expenses. Actual experience may vary considerably from such projections. A hospital's gross receipts and net income will be affected by future events and conditions including, among other things, demand for hospital services and the ability of the hospital to provide them, physicians' confidence in hospital management capability, economic developments in the service area, competition, actions by insurers and governmental agencies and the increased cost and possible unavailability of malpractice insurance. Additionally, a major portion of hospital revenue typically is derived from federal or state programs such as Medicare and Medicaid which have been revised substantially in recent years and which are undergoing further review at the state and federal level.

   Proposals for significant changes in the health care system and the present programs for third party payment of health care costs are under consideration in Congress and many states. Future legislation or changes in the areas noted above, among other things, would affect all hospitals to varying degrees and, accordingly, any adverse change in these areas may affect the ability of such issuers to make payment of principal and interest on such bonds.

   Higher Education Revenue Bonds. Higher education revenue bonds include debt of state and private colleges, universities and systems, and parental and student loan obligations. The ability of universities and colleges to meet their obligations is dependent upon various factors, including the revenues, costs and enrollment levels of the institutions. In addition, their ability may be affected by declines in Federal, state and alumni financial support, fluctuations in interest rates and construction costs, increased maintenance and energy costs, failure or inability to raise tuition or room charges and adverse results of endowment fund investments.

   Pollution Control Facility Revenue Bonds. Bonds in the pollution control facilities category include securities issued on behalf of a private corporation,* including utilities, to provide facilities for the treatment of air, water and solid waste pollution. Repayment of these bonds is dependent upon income from the specific pollution control facility and/or the financial condition of the project corporation.

   Other Utility Revenue Bonds. Bonds in this category include securities issued to finance natural gas supply, distribution and transmission facilities, public water supply, treatment and distribution facilities, and sewage collection, treatment and disposal facilities. Repayment of these bonds is dependent primarily on revenues derived from the billing of residential, commercial and industrial customers for utility services, as well as, in some instances, connection fees and hook-up charges. Such utility revenue bonds may be adversely affected by the lack of availability of Federal and state grants and by decisions of Federal and state regulatory bodies and courts.

   Solid Waste and Resource Recovery Revenue Bonds. Bonds in this category include securities issued to finance facilities for removal and disposal of solid municipal waste. Repayment of these bonds is dependent on factors which may include revenues from appropriations from a governmental entity, the financial condition of the private project corporation and revenues derived from the collection of charges for disposal of solid waste. Repayment of resource recovery bonds may also be dependent to various degrees on revenues from the sale of electric energy or steam. Bonds in this category may be subject to mandatory redemption in the event of project non-completion, if the project is rendered uneconomical or if it is considered an environmental hazard.

   Transportation Revenue Bonds. Bonds in this category include bonds issued for airport facilities, bridges, turnpikes, port authorities, railroad systems, or mass transit systems. Generally, airport facility revenue bonds are payable from and secured by the revenues derived from the ownership and operation of a particular airport. Payment on other transportation bonds is often dependent primarily or solely on revenues from financed facilities, including user fees,
- --------
* For purposes of the description of users of facilities, all references to "corporations" shall be deemed to include any other nongovernmental person or entity.

369165.1
charges, tolls and rents. Such revenues may be adversely affected by increased construction and maintenance costs or taxes, decreased use, competition from alternative facilities, scarcity of fuel, reduction or loss of rents or the impact of environmental considerations. Other transportation bonds may be dependent primarily or solely on Federal, state or local assistance including motor fuel and motor vehicle taxes, fees, and licenses and, therefore, may be subject to fluctuations in such assistance.

   Private Activity Bonds. The portfolio of the Trust may contain other Bonds that are "private activity bonds," which would be primarily of two types: (1) Bonds for a publicly owned facility that a private entity may have a right to use or manage to some degree, such as an airport, seaport facility or water system and (2) Bonds for facilities deemed owned or beneficially owned by a private entity but which were financed with tax-exempt bonds of a public issuer, such as a manufacturing facility or a pollution control facility. In the case of the first type, bonds are generally payable from a designated source of revenues derived from the facility and may further receive the benefit of the legal or moral obligation of one or more political subdivisions or taxing jurisdictions. In most cases of project financing of the first type, receipts or revenues of the Issuer are derived from the project or the operator or from the unexpended proceeds of the bonds. Such revenues include user fees, service charges, rental and lease payments, and mortgage and other loan payments.

   The second type of issue will generally finance projects which are owned by or for the benefit of, and are operated by, corporate entities. Ordinarily, such private activity bonds are not general obligations of governmental entities and are not backed by the taxing power of such entities, and are solely dependent upon the creditworthiness of the corporate user of the project or corporate guarantor.

   The private activity bonds in the Trust have generally been issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the users or the corporate operator of a particular project have been assigned and pledged to the holders of the private activity bonds. In certain cases a mortgage on the underlying project has been assigned to the holders of the private activity bonds or a trustee as additional security. In addition, private activity bonds are frequently directly guaranteed by the corporate operator of the project or by another affiliated company.

   Special Tax Revenue Bonds. Bonds in this category are bonds secured primarily or solely by receipt of certain state or local taxes, including sales and use taxes or excise taxes. Consequently, such bonds may be subject to fluctuations in the collection of such taxes. Such bonds do not include tax increment bonds or special assessment bonds.

   Other Revenue Bonds. Certain of the Bonds in the Trust may be revenue bonds which are payable from and secured primarily or solely by revenues from the ownership and operation of particular facilities, such as correctional facilities, parking facilities, convention centers, arenas, museums and other facilities owned or used by a charitable entity. Payment on bonds related to such facilities is, therefore, primarily or solely dependent on revenues from such projects, including user fees, charges and rents. Such revenues may be affected adversely by increased construction and maintenance costs or taxes, decreased use, competition from alternative facilities, reduction or loss of rents or the impact of environmental considerations.

   Certain of the Bonds in the Trust are secured by direct obligations of the U.S. Government, or in some cases, obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. In a few isolated instances to date, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Original Issue Discount Bonds and Zero Coupon Bonds. Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds that were originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For Federal income tax purposes, original issue discount on such bonds must be amortized over the term of such bonds. On sale or redemption, the difference between the (i) the amount realized (other than amounts treated as tax-exempt income as described below) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for amortization of original issue discount) will be treated as taxable income or loss. See "Tax Status" in this Part B. The Code requires holders of tax-exempt obligations issued with original issue discount, such as the Trust, to accrue tax-exempt original issue discount by using the constant interest method provided

                                     B-5
369165.1
for the holders of taxable obligations. In addition, the Code provides that the basis of a tax-exempt obligation is increased by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. Each Trust's tax basis in a Bond is increased by any accrued original issue discount as is a Unit holder's tax basis in his Units. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders. All or a portion of any gain may be taxable as ordinary income.

   There can be no assurance that additional Federal legislation will not be enacted or that existing legislation will not be amended hereafter with the effect that interest on bonds becomes subject to Federal income taxation. If the interest on the Bonds in the Trust should ultimately be deemed to be taxable, the Trustee may sell them and, since they would be sold as taxable securities, it is expected that they would have to be sold at a substantial discount from current market prices.

Bonds Subject to Sinking Fund Provisions. Most of the Bonds in the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. Sinking fund provisions are designed to redeem a significant portion of an issue gradually over the life of the issue. Obligations to be redeemed are generally chosen by lot. On the Date of Deposit, the offering valuations of some of the Bonds in the Trust may have been at a premium and subject to retirement or refunding within ten years of the Date of Deposit. A callable debt obligation is one which is subject to redemption prior to maturity at the option of the issuer. To the extent that obligations are deposited in the Trust at a price higher than their par value, such redemption at par would result in a loss of capital to a purchaser of Units at their original public offering price. The estimated current return of the Units might also be adversely affected if the return on the retired Bonds is greater than the average return on the Bonds in the Trust. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. See "The Portfolio" in Part A for a list of original issue discount and/or zero coupon bonds and for a breakdown of the percentage of Bonds in the Trust with offering side valuations at a premium, discount or at par. See also "Estimated Current Return and Estimated Long Term Return" in Part B. The portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds therein.

Substitution of Bonds. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract, including those Bonds purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsors are authorized to purchase other bonds ("Replacement Bonds") which the Trustee shall pay for out of funds held in connection with the Failed Bonds and to accept delivery of the Replacement Bonds to make up the original corpus of the Trust. The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract, and the purchase price (exclusive of accrued interest) may not exceed the principal attributable to the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by the State of New York or counties, municipalities, authorities or political subdivisions thereof or issued by certain United States territories or possessions or their public authorities as described in the first paragraph under "Portfolio," (ii) must have a fixed maturity date not exceeding the maturity date of the Failed Bonds and not less than ten years after the date of purchase, (iii) shall be purchased at a price that results in a yield to maturity and a current return, in each case as of the Date of Deposit, at least equal to the yield to maturity and the current return of the Failed Bonds, (iv) shall not be "when issued" bonds, (v) must be rated at least equal to the Failed Bonds and (vi) must be eligible for coverage under the MBIA Insurance Corporation insurance policy obtained by the Trust. Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unit holders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly Payment Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment.

   If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsors will refund the sales charge attributable to such Failed Bonds to all Unit holders of the Trust, and distribute the principal and accrued interest (at the coupon rate of such Failed Bond, or earned original issue discount in the case of zero coupon bonds, from the Deposit Date to the date the Sponsors notify the Trustee that they will not purchase Replacement Bonds) attributable to such Failed Bonds on the next monthly

                                     B-6
369165.1

Payment Date which is more than 30 days thereafter. In the event a Replacement Bond is not acquired by the Trust, the Estimated Net Annual Interest Income per Unit for the Trust would be reduced and the Estimated Current Return thereon might be lowered.

Other Matters. An amendment to the Federal Bankruptcy Act relating to the adjustment of indebtedness owed by any political subdivision or public agency or instrumentality of any state, including municipalities, became effective in 1979. Among other things, this amendment facilitates the use of proceedings under the Federal Bankruptcy Act by any such entity to restructure or otherwise alter the terms of its obligations, including those of the type comprising the Trust's portfolio. The Sponsors are unable to predict at this time what effect, if any, this legislation will have on the Trust.

   To the best knowledge of the Sponsors, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, however, litigation may be initiated on a variety of grounds with respect to Securities in the Trust. Such litigation as, for example, suits challenging the issuance of pollution control revenue bonds under recently enacted environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of such litigation can never be entirely predicted with certainty, bond counsel has given or will give opinions to the issuing authorities of each Bond on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from regular Federal income tax. In addition, other litigation or other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to Securities.


                                 PUBLIC OFFERING

Offering Price. The price of the Units of the Trust as of the Date of Deposit was determined by adding to the Evaluator's determination of the aggregate offering price of the Securities per Unit a sales charge of 5.152% thereof equal to 4.9% of the Public Offering Price. During the initial public offering period, sales of at least 250 Units will be entitled to a volume discount from the Public Offering Price as described below. For purchases settling after the First Settlement Date, a proportionate share of accrued and undistributed interest on the Securities at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

   During the initial offering period the aggregate offering price of the Securities in the Trust is determined by the Evaluator (1) on the basis of current offering prices for the Securities,* (2) if offering prices are not available for any Securities, on the basis of current offering prices for comparable securities, (3) by making an appraisal of the value of the Securities on the basis of offering prices in the market, or (4) by any combination of the above. Such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in the "Summary of Essential Financial Information" in Part A, effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the Redemption Price, which is based upon the aggregate bid price of the underlying Securities and which may be expected to be less than the aggregate offering price, see "Rights of Unit Holders--Redemption" in Part B. Unless Securities are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the Units due to the MBIA Insurance Corporation insurance obtained by the Trust. See also "Rights of Unit Holders--Certificates" and "Rights of Unit Holders--Redemption" in Part B for information relating to redemption of Units.

   The Evaluator will consider in its evaluation of Securities which are in default in payment of principal or interest or, in the Sponsors' opinion, in significant risk of such default ("Defaulted Bonds") and which are covered by insurance obtained by the Trust the value of the insurance guaranteeing interest and principal payments. The value of the
- --------
* With respect to the evaluation of Bonds during the initial syndicate offering period for such Bonds, the "current offering price," as determined by the Evaluator, will normally be equal to the syndicate offering price as of the Evaluation Time, unless the Evaluator determines that a material event has occurred which it believes may result in the syndicate offering price not accurately reflecting the market value of such Bonds, in which case the Evaluator, in making its determination with respect to such Bonds, will consider not only the syndicate offering price but also the factors described in (2) and (3) herein.

                                     B-7
369165.1
insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance and the related custodial fee) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In any case the Evaluator will consider the ability of MBIA Insurance Corporation to meet its commitments under the Trust's insurance policy, including the commitment to issue Permanent Insurance. The Evaluator intends to use a similar valuation method with respect to Securities insured by the Trust if there is a significant risk of default and a resulting decrease in the market value. For a description of the circumstances under which a full or partial suspension of the right of Unit holders to redeem their Units may occur, see "Rights of Unit Holders--Redemption" in Part B.

   If the Trustee does not exercise the right to obtain Permanent Insurance as to any Defaulted Bonds in the Trust, it is the present intention of the Trustee, so long as the Trust contains either some Bonds not in default or any Pre-insured Bonds, not to sell Defaulted Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio BECAUSE VALUE ATTRIBUTABLE TO THE INSURANCE OBTAINED BY THE TRUST CANNOT BE REALIZED UPON SALE. Insurance obtained by the issuer of a Pre-insured Bond, or by some party other than the Trust, is effective so long as such Pre-insured Bond is outstanding and the insurer of such Bond continues to fulfill its obligations. Therefore, any such insurance may be considered to represent an element of market value in regard to the Pre-insured Bond, but the exact effect, if any, of this insurance on such market value cannot be predicted. Regardless of whether the insurer of a Pre-insured Bond continues to fulfill its obligations, however, such Bond will in any case continue to be insured under the policy obtained by the Trust from MBIA Insurance Corporation as long as the Bond is held in the Trust.

   No value has been ascribed to the MBIA Insurance Corporation insurance obtained by the Trust as of the date of this Prospectus.

   The secondary market Public Offering Price of the Units of the Trust is based on the aggregate bid price of the Bonds in the Trust (as determined by the Evaluator) plus a sales charge determined in accordance with the schedule set forth below, which is based upon the maturities of each Bond in the Trust. The Sponsors have implemented this variable format as a more equitable method of assessing the sales charge for secondary market purchases. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless the Evaluator evaluates the price of the Bonds to a different date such as a call date or a mandatory tender date, in which case the maturity will be deemed to be such other date.

   This method of sales charge computation will apply different sales charge rates to each Bond in the Trust based upon the maturity of each such Bond in accordance with the following schedule:


                                                   Secondary Market
                                                  Period Sales Change
                                          ------------------------------------
                                          Percentage of          Percentage of
                                          Public Offering         Net Amount
                                          Per Bond Price           Invested
                                          ---------------       --------------
Years to Maturity Per Bond
0 months to 2 years......................      1.0%                 1 010%
2 but less than 3........................      2.0%                 2.091%
3 but less than 4........................      3.0%                 3.093%
4 but less than 8........................      4.0%                 4.167%
8 but less than 12.......................      5.0%                 5.363%
12 but less than 15......................      5.5%                 5.820%
15 or more...............................      5.9%                 6.270%



      A minimum sales charge of 1.0% of the Public Offering Price will be applied to all secondary market unit purchases.

                                     B-8
369165.1

      During the initial public offering period, purchasers of 250 Units or more will be entitled to a volume discount from the Public Offering Price as set forth in the table below:

                                                               Discount From
                                                               Public Offering
            Number of Units                                    Price Per Unit
            ---------------                                    --------------
            250-499........................................       $  2.50
                                                                 ------------
            500-999........................................          7.50
            1,000-1,999....................................         15.00
            2,000 or more..................................         20.00


   Except as discussed under "Distribution of Units" below, the above volume discount will be the responsibility of the Selling Underwriter or dealer and will apply on all purchases at any one time by the same person of Units in the Trust in the amounts stated. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

   Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge discussed above is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions, and banking regulators have not indicated that these particular agency transactions are not permitted under such Act.

   Market for Units. Although they are not obligated to do so, the Sponsors intend to maintain a market for the Units of the Trust and continuously to offer to purchase Units of the Trust during the initial offering period at prices based upon the aggregate offering price of the Securities in the Trust; and thereafter at prices based on the aggregate bid price of the related Securities. After the initial offering period the Sponsors' Repurchase Price shall be not less than the Redemption Price plus accrued interest through the expected date of settlement. (See "Rights of Unit Holders--Redemption-- Computation of Redemption Price per Unit" in Part B). There is no sales charge incurred when a Unit holder sells Units back to the Sponsors. Any Units repurchased by the Sponsors may be reoffered to the public by the Sponsors at the Public Offering Price at such time, plus accrued interest.

   If the supply of Units of any Series exceeds demand, or for some other business reason, the Sponsors may discontinue purchases of Units of such Series at prices based on the aggregate bid price of the Securities. The Sponsors do not in any way guarantee the enforceability, marketability, or price of any Security in the portfolio or of the Units of the Trust. In the event that a market is not maintained for the Units of the Trust, a Unit holder desiring to dispose of his Units may be able to do so only by tendering such Units to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the underlying Securities. The aggregate bid price of the Securities in the Trust may be expected to be less than the aggregate offering price. If a Unit holder wishes to dispose of his Units, he should inquire of the Sponsors as to current market prices prior to making a tender for redemption to the Trustee.
See "Rights of Unit Holders--Redemption" and "Sponsors" in Part B.

   Employees (and their immediate families) of Glickenhaus & Co. and Lebenthal & Co., Inc. may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the offering side evaluation of the underlying Securities in the Trust during the initial offering period and at the bid side thereafter, divided by the number of Units outstanding plus a reduced sales charge of 1.5% of the Public Offering Price. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.


                                     B-9
369165.1

Distribution of Units. The Underwriters of the Units of the Trust are listed in the Underwriting Account (see "Underwriting Account" in Part A). It is the Underwriters' intention to qualify Units of the Trust for sale in certain of the states and to effect a public distribution of the Units solely through their own organizations. However, Units may be sold to dealers who are members of the National Association of Securities Dealers, Inc. at prices which represent a concession equal to $32.00 per Unit from the related Public Offering Price applicable to sales of fewer than 500 Units subject in each case to change from time to time by the Agent for the Sponsors. Any volume discount (see "Offering Price" in Part B) offered to investors will be borne by the selling Underwriter or dealer except that, during the initial public offering period, the Sponsors may pay the selling Underwriter or dealer $2.50 per Unit for individual sales of more than 500 Units.

   Sales will be made only with respect to whole Units, and the Sponsors reserve the right to reject, in whole or in part, any order for the purchase of Units.

   Underwriters and broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsors a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsors during a specified time period. In addition, at various times the Sponsors may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsors will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsors, or participate in sales programs sponsored by the Sponsors, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsors in their discretion may from time to time, pursuant to objective criteria established by the Sponsors, pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsors out of their own assets and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

Sponsors' and Underwriters' Profits. As set forth under "Public Offering--Offering Price" in Part B, the Underwriters will receive gross commissions equal to the specified percentages of the Public Offering Price of the Units of the Trust. The Sponsors will receive from the Underwriters the excess of such gross sales commission over $35 per Unit from Underwriters underwriting 100 to 249 Units, will receive the excess over $36 per Unit from Underwriters underwriting 250 to 499 Units, will receive the excess over $37 per Unit from Underwriters underwriting 500 to 749 Units, will receive the excess over $38 per Unit from Underwriters underwriting 750 to 999 Units, will receive the excess over $39 per Unit from Underwriters underwriting 1,000 or more Units and will receive the excess over $40 per Unit from Underwriters who underwrite 15% or more of the Units of the Trust. In addition, the Sponsors may, during the initial public offering period, pay any Underwriter an additional $2.50 per Unit for sales to individual purchasers of 500 or more Units. The Sponsors may also from time to time pay, in addition to the amounts referenced above, an additional concession, in the form of cash or other compensation, any Underwriter who underwrites or sells, during a specific period, minimum dollar amounts of the Units of the Trust. In no event will such additional concession paid by the Sponsors to the Underwriter exceed the difference between the sales charge and the Underwriter's allowance in respect of Units underwritten by the Underwriter. Such Units then may be distributed to the public by the dealers at the Public Offering Price then in effect.

   In addition, the Sponsors realize a profit or sustain a loss, as the case may be, in the amount of any difference between the cost of the Securities to the Trust (which is based on the aggregate offering price of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsors (which is the cost of such Securities at the time they were acquired for the account of the Trust). The Underwriters share in the profits, if any, described in the preceding sentence. See "Summary of Essential Financial Information" in Part A. In addition, the Sponsors may realize profits or sustain losses with respect to Bonds deposited in the Trust which were acquired from one or more of the Sponsors or from underwriting syndicates of which they were members. During the initial offering period, the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Underwriters for Units. Cash, if any, made available to the Sponsors prior to the settlement date for the purchase of Units of the Trust may be used in the Sponsors' businesses, subject to the limitations of the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

                                     B-10
369165.1

   The Sponsors may have participated as underwriters or as managers or members of underwriting syndicates from which some of the aggregate principal amount of the Bonds were acquired for the Trust in the amounts set forth in Part A. The Sponsors have not purchased any of the Securities in the Trust from their managed accounts.

   In maintaining a market for the Units of the Trust (see "Market for Units") the Sponsors and Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell or redeem such Units and to the extent they earn sales charges on resales.


     ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN TO UNIT HOLDERS

   Units of the Trust are offered on a "dollar price" basis. In contrast, tax-exempt bonds customarily are offered on a "yield price" basis. Therefore, the rate of return on each Unit is measured in terms of both Estimated Current Return and Estimated Long-Term Return. Estimated Current Return based on the Public Offering Price per Unit and Estimated Long-Term Return per Unit, each as of the business day prior to the Date of Deposit, is set forth under "Summary of Essential Financial Information " in Part A. Information regarding the estimated monthly distributions of principal and interest to Unit holders of the Trust is available from the Sponsors on request.

   Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price. Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with principal prepayment, redemption, maturity, exchange or sale of Bonds. The Public Offering Price per Unit will vary with changes in the offering price of the Bonds. Estimated Current Return takes into account only the interest payable on the Bonds and does not involve a computation of yield to maturity or to an earlier redemption date nor does it reflect any amortization of premium or discount from par value on the Bond's purchase price. Moreover, because interest rates on Bonds purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable ratings, the Estimated Current Return per Unit may be affected adversely if such Bonds are redeemed prior to their maturity. Therefore, there is no assurance that the Estimated Current Return as set forth under "Summary of Essential Financial Information" in Part A will be realized in the future.

   Estimated Long-Term Return is calculated using a formula that (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (taking into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account the expenses and sales charge associated with each Unit of the Trust. The Estimated Long-Term Return assumes that each Bond is retired on its pricing life date (i.e., that date which produces the lowest dollar price when yield price calculations are done for each optional call date and the maturity date of a callable security). If the Bond is retired on any optional call or maturity date other than the pricing life date, the yield to the holder of that Bond will be greater than the initial quoted yield. Since the market values and estimated retirements of the Bonds, the expenses of the Trust and the Net Annual Interest Income and Public Offering Price per Unit may change, there is no assurance that the Estimated Long-Term Return as set forth under "Summary of Essential Financial Information" in Part A will be realized in the future.


                             INSURANCE ON THE BONDS

   Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in the Trust has been obtained from the Insurer by the Trust. The Insurer has issued a policy of insurance covering each of the Bonds in the Trust, including Pre-insured Bonds. The insurance obtained by the Trust from the MBIA Insurance Corporation is only effective as to Bonds owned by and held in the Trust and, consequently, does not cover Bonds for which the contract for purchase fails. A "when issued" Bond will be covered under the MBIA Insurance Corporation policy upon the settlement date of the issue of such "when issued" Bond. The MBIA Insurance Corporation policy shall continue in force only with respect to Bonds held in and owned by the Trust, and the Insurer shall not have any liability under the policy with respect to any Bonds which do not constitute part of the Trust. In determining to insure the Bonds, the Insurer has applied its own standards which generally correspond to the standards it has established for determining the insurability of new issues of municipal bonds. See "Notes to Portfolio" in Part A of this Prospectus.

                                     B-11
369165.1

   By the terms of its policy, the Insurer will unconditionally guarantee to the Trust the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of (either at the stated maturity or by any advancement of maturity pursuant to a mandatory sinking fund payment) and interest on the Bonds as such payments shall become due but not paid. No representation is made as to the ability of the insurer to meet its commitments. Except as provided below with respect to issues of small issue industrial development Bonds and pollution control revenue Bonds, in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption (other than mandatory sinking fund redemption), default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration. The Insurer will be responsible for such payments less any amounts received by the Trust from any trustee for the Bond issuers or from any other source. Except as provided below, the MBIA Insurance Corporation policy does not guarantee payment on an accelerated basis, the payment of any redemption premium or the value of the Units of the Trust. The MBIA Insurance Corporation policy also does not insure against nonpayment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the Trustee or other paying agent for the Bonds. However, with respect to small issue industrial development Bonds and pollution control revenue Bonds covered by the policy, the Insurer guarantees any accelerated payments required to be made by or on behalf of an issuer of such Bonds if there occurs pursuant to the terms of the Bonds an event which results in the loss of the tax-exempt status of interest on such Bonds, including principal, interest or premium payments payable thereon, if any, as and when required to be made by or on behalf of the issuer pursuant to the terms of such Bonds. No assurance can be given that the MBIA Insurance Corporation policy would insure the payment of principal or interest on Bonds which is not required to be paid by the issuer thereof because the Bonds were not validly issued. At the respective times of issuance of the Bonds, opinions relating to the validity thereof were rendered by bond counsel to the respective issuing authorities.

   Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for MBIA Insurance Corporation insurance, a non-cancelable policy for the payment of interest on and principal of the bonds is issued by the Insurer. A single or annual premium is paid by the issuer or any other party for its insurance on Pre-insured Bonds, and a monthly premium is paid by the Trust for the insurance it obtains from the Insurer on the Bonds in the Trust that are not also MBIA Insurance Corporation Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds. No premium will be paid by the Trust for the insurance it obtains from the Insurer on Bonds that are also MBIA Insurance Corporation Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds.

   The MBIA Insurance Corporation insurance policy is non-cancelable and will continue in force so long as the Trust is in existence and the Securities described in the policy continue to be held in and owned by the Trust. Failure to pay premiums on the MBIA Insurance Corporation policy obtained by the Trust will not result in the cancellation of insurance but will force the Insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from the Trust.

   The MBIA Insurance Corporation policy shall terminate as to any Bond which has been redeemed from the Trust or sold by the Trustee on the date of such redemption or on the settlement date of such sale, and the Insurer shall not have any liability under the policy as to any such Bond thereafter. If the date of such redemption or the settlement date of such sale occurs between a record date and a date of payment of any such Bonds, the MBIA Insurance Corporation policy will terminate as to such Bond on the business day next succeeding such date of payment. The termination of the MBIA Insurance Corporation policy as to any Bond shall not affect the Insurer's obligations regarding any other Bond in the Trust or any other trust which has obtained a MBIA Insurance Corporation insurance policy. The MBIA Insurance Corporation policy will terminate as to all Bonds on the date on which the last of the Bonds matures, is redeemed or is sold by the Trust.

   Pursuant to an irrevocable commitment of the Insurer, the Trustee upon the sale of a Bond in the Trust has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bond) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in the Trust is eligible to be sold on an insured basis. It is expected that the Trustee will exercise the right to obtain Permanent Insurance for a Bond in the Trust upon instruction from the Sponsors only if upon such exercise the Trust would receive net proceeds (sale of Bond proceeds less the insurance premium attributable to the Permanent Insurance and the related custodial fee) from such sale in excess of the sale proceeds if such Bond were sold on an uninsured basis.

                                      B-12
369165.1

   The Permanent Insurance premium with respect to each Bond in the Trust is determined based upon the insurability of each Bond as of the Date of Deposit and will not be increased or decreased for any change in the creditworthiness of such Bond unless such Bond is in default as to payment of principal and/or interest. In such event, the Permanent Insurance premium shall be subject to an increase predetermined at the Date of Deposit and payable from the proceeds of the sale of such Bond. See the footnotes to the "Summary of Essential Financial Information" in Part A for the Trust for the cost of Permanent Insurance as of the Date of Deposit.

   Except as indicated below, insurance obtained by the Trust has no effect on the price or redemption value of Units thereof. lt is the present intention of the Evaluator to attribute a value to the insurance obtained by the Trust (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units thereof only if the Bonds covered by such insurance are in default in payment of principal or interest or, in the Sponsors' opinion, in significant risk of such default. The value of the insurance will be equal to the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium attributable to the purchase of Permanent Insurance and the related custodial fee) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in this Part B for a more complete description of the Evaluator's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond or by parties other than the Trust is effective so long as such Pre-insured Bond is outstanding and the insurer of such Pre-insured Bond continues to fulfill its obligations.

   Regardless of whether the insurer of a Pre-insured Bond continues to fulfill its obligations, however, such Bond will continue to be insured under the policy obtained by the Trust from the Insurer as long as the Bond is held in the Trust. Insurance obtained by the issuer of a Bond or by other parties may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

   In the event that interest on or principal of a Bond is due for payment but is unpaid by reason of nonpayment by the issuer thereof, the Insurer will make payments to its fiscal agent, State Street Bank and Trust Company, N.A., New York, New York (the "Fiscal Agent"), equal to such unpaid amounts of principal and interest not later than one business day after the Insurer has been notified by the Trustee that such nonpayment has occurred (but not earlier than the date such payment is due). The Fiscal Agent will disburse to the Trustee the amount of principal and interest which is then due for payment but is unpaid upon receipt by the Fiscal Agent of (i) evidence of the Trust's right to receive payment of such principal and interest and (ii) evidence, including any appropriate instruments of assignment, that all of the rights to payment of such principal or interest then due for payment shall thereupon vest in the Insurer. Upon payment by the Insurer of any principal or interest payments with respect to any Bonds, the Insurer shall succeed to the rights of the owner of such Bonds with respect to such payment.


   No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof. The Sponsors are not aware that the information herein is inaccurate or incomplete as of the date hereof.

   Battle Fowler LLP, special counsel for the Sponsors, have rendered an opinion to the effect that the payment of proceeds from the insurance will be excludible from Federal gross income if, and to the same extent as, such interest would have been so excludible if paid by the issuer of the defaulted obligations. See "Tax Status" in this Part B.

   The contract of insurance relating to the Trust, certain agreements relating to the Permanent Insurance and the negotiations in respect thereof represent the only significant relationship between the Insurer and the Trust. Otherwise, neither the Insurer nor any associate thereof has any material business relationship, direct or indirect, with the Trust or the Sponsors, except that the Sponsors may from time to time in the normal course of their business, participate as underwriters or as managers or as members of underwriting syndicates in the distribution of new issues of municipal bonds for which a policy of insurance guaranteeing the payment of interest and principal has been obtained from the Insurer, and except that James A. Lebenthal, Chairman of the Board of Directors of Lebenthal & Co., Inc., is a Director of the Insurer's parent company, MBIA Inc. Although all issues contained in the Trust are individually insured, neither the Trust, the Units nor the portfolio is insured directly or indirectly by the Insurer.


                                      B-13
369165.1

   A purpose of the insurance on the Bonds in the portfolio obtained by the Trust is to obtain a higher yield on the Trust portfolio than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and/or Moody's "Aaa" rating but were uninsured and yet at the same time to have the protection of insurance of payment of interest and principal on the Securities. There is, of course, no certainty that this result will be achieved. Any Pre-insured Bonds in the Trust (all of which are rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's, respectively) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's, respectively. In selecting Pre-insured Bonds for the portfolio of the Trust, the Sponsors have applied the criteria hereinbefore described.

   Because the Securities in the Trust are insured by MBIA Insurance Corporation as to the payment of principal and interest, Standard & Poor's has assigned its "AAA" investment rating to the Units and Bonds in the Trust and Moody's has assigned a rating of "Aaa" to all of the Bonds in the Trust, as insured. See "Notes to Portfolio" in Part A. These ratings apply to the Bonds only while they are held in the Trust. Also, these ratings reflect Standard & Poor's and Moody's current assessments of the creditworthiness of the Insurer and their ability to pay claims on their policies of insurance. The obtaining of these ratings by the Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or Moody's or as a guarantee of the market value of the Trust or of the Units. These ratings are not a recommendation to buy, hold or sell and do not take into account the extent to which Trust expenses or portfolio asset sales for less than the Trust's acquisition price will reduce payment to the Unit holders of the interest or principal.

   For additional information concerning the Insurer, see "The Insurer" in Part
A.


                                   TAX STATUS

   Interest income on the Bonds contained in the portfolio of the Trust is, in the opinion of bond counsel to the issuing governmental authorities, which opinion was rendered at the time of original issuance of the Bonds, excludible from gross income under the Code. See "The Trust" in Part A.

   Gain (or loss) realized on sale, maturity, or redemption of the Bonds or on sale or redemption of a Unit is, however, includible in gross income as capital gain (or loss) for Federal, state and local income tax purposes assuming that the Unit is held as a capital asset. Such gain (or loss) does not include any amount received in respect of accrued interest. In addition, such gain (or loss) may be long or short term depending on the holding period of the Units. Bonds selling at a market discount tend to increase in market value as they approach maturity when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity, or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of accrued market discount. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Unit holders may be deducted against ordinary income. Since the proceeds from sales of Bonds, under certain circumstances, may not be distributed pro-rata, the Unit holder's taxable income for any year may exceed their actual cash distributions in that year.

   In the opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

        The Trust is not an association taxable as a corporation for Federal income tax purposes, and interest on the Bonds which is excludible from regular Federal gross income under the Code, when received by the Trust, will be excludible from the regular Federal gross income of the Unit holders of the Trust. Any proceeds paid under the insurance policy described above issued to the Trust with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties which represent maturing interest on defaulted obligations held by the Trust will be excludible from Federal gross income if, and to the same extent as, such interest would have been so excludible if paid in the normal course by the issuer of the defaulted obligations.

       Each Unit holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of Code Sections 671-679. Each Unit holder will be considered to have received his pro rata share of income from Bonds held by the Trust on receipt (or earlier accrual, depending on

                                      B-14
369165.1




   the Unit holder's method of accounting and depending on the existence of any original issue discount) by the Trust, and each Unit holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Unit holder redeems or sells his Units. Gain from a sale will be treated as short term or long term capital gain depending on how long the Bond was held by the Trust. The total tax basis (i.e., cost) of each Unit to a Unit holder is allocated among each of the Bonds held in the Trust (in accordance with the proportion of the Trust comprised by each such Bond) in order to determine his per Unit tax basis for each Bond, and the tax basis reduction requirements of the Code relating to amortization of bond premium will apply separately to the per Unit cost of each such Bond. Therefore, under some circumstances, a Unit holder may realize taxable gain when his Units are sold or redeemed for an amount equal to his original cost. No deduction is allowed for the amortization of bond premium on tax-exempt bonds such as the Bonds. None of the interest received from the portfolio is subject to the alternative minimum tax for individuals; however, some or all of the interest received from the portfolio may be includible in the calculation of a corporation's alternative minimum tax.

       For Federal income tax purposes, when a Bond is sold, a Unit holder may exclude from his share of the amount received any amount that represents accrued interest but may not exclude amounts attributable to market discount. Thus, when a Bond is sold by the Trust, taxable gain or loss will equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount, limited in the case of Bonds issued after June 8, 1980 to the portion earned from the date of acquisition, as discussed below). In the case of Bonds acquired at a market discount, gain will be treated as ordinary income to the extent of accrued market discount.

        A Unit holder may also realize taxable gain or loss when a Unit is sold or redeemed. Taxable gain will result if a Unit is sold or redeemed for an amount greater than its adjusted basis to the Unit holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner as when the Trust disposes of Bonds, and the Unit holder may exclude accrued interest, including the earned portion of any original issue discount, but not amounts attributable to market discount. In the case of Bonds acquired at a market discount gain will be treated as ordinary income to the extent of accrued market discount. The return of a Unit holder's tax basis is otherwise a tax-free return of capital.

       If the Trust purchases any units of a previously issued series then, based on the opinion of counsel with respect to such series, the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

        Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unit holders.

       A Unit holder who is a non-resident of New York will not be subject to New York State or City income tax on any interest or gain derived from his interest in the Trust's assets or upon any gain from the sale of his Units except to the extent that such interest or gain is from property employed in a business, trade, profession or occupation carried on by him in the State of New York. An individual Unit holder who resides in New York State or City will not be subject to State or City tax on interest income derived from the Bonds held in the Trust (except in certain limited circumstances), although he will be subject to New York State and, depending upon his place of residence, City tax with respect to any gains realized when Bonds are sold, redeemed or paid at maturity or when any such Units are sold or redeemed. In addition, an individual Unit holder residing in New York State or City will not be subject to State or City income tax on any proceeds paid under the insurance policy or policies described above with respect to the Trust which represent maturing interest on defaulted obligations held by the Trustee if, and to the same extent as, such interest would have been so excludible if paid by the issuer of the defaulted obligations. A New York State or City resident should determine his basis and holding period for his Units for New York State and City tax purposes in the same manner as for Federal tax purposes.

   The above opinion of Battle Fowler LLP as to the tax status of the Trust is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trust pursuant to the Automatic Accumulation Plan, described under "Automatic Accumulation Account" in this Part B.

                                      B-15
369165.1

   Among other things, the Code provides for the following: (1) interest on certain private activity bonds issued after August 7, 1986 is included in the calculation of the individual's alternative minimum tax (currently taxed at a rate of up to 28%); none of the Bonds in the Trust is a Private Activity Bond the interest on which is subject to the alternative minimum tax; (2) interest on certain Private Activity Bonds issued after August 7, 1986 is included in the calculation of the corporate alternative minimum tax and 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds, such as the Bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in alternative minimum taxable income. Interest on the Bonds is includible in the adjusted current earnings of a corporation for purposes of such alternative minimum tax. The Code does not otherwise require corporations, and does not require taxpayers other than corporations, including individuals, to treat interest on the Bonds as an item of tax preference in computing an alternative minimum tax; (3) subject to certain exceptions, no financial institution is allowed a deduction for that portion of the institution's interest expense allocable to tax-exempt interest on tax-exempt bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) all taxpayers are required to report for informational purposes on their Federal income tax returns the amount of tax-exempt interest they receive; (6) an issuer must meet certain requirements on a continuing basis in order for interest on a tax-exempt bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (7) a branch profits tax on U.S. branches of foreign corporations is implemented which, because of the manner in which the branch profits tax is calculated, may have the effect of subjecting the U.S. branch of a foreign corporation to Federal income tax on the interest on bonds otherwise exempt from such tax.

   Section 86 of the Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $25,000 for an individual, $32,000 for a married couple filing a joint return and zero for married persons filing separate returns. Under Section 86 of the Code, interest on tax-exempt bonds is to be added to adjusted gross income for purposes of determining whether an individual's income exceeds the base amount above which a portion of the benefits would be subject to tax.

   In addition, certain "S Corporations", with accumulated earnings and profits from Subchapter C years, may be subject to minimum tax on excess passive income, including tax-exempt interest, such as interest on the Bonds.

   At the time of the original issuance of the Bonds held by the Trust, opinions relating to the validity of the Bonds and the exemption of interest thereon from regular Federal income tax were or (with respect to "when issued" Bonds) were to be rendered by bond counsel to the issuing governmental authorities. Neither the Sponsors nor their special counsel have made any review of proceedings relating to the issuance of such Bonds or the basis for bond counsel's opinions.

   Under Section 265 of the Code, if borrowed funds are used by a Unit holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation. Also, under Section 291 of the Code, certain financial institutions that acquire Units may be subject to a reduction in the amount of interest expense that would otherwise be allowable as a deduction for Federal income tax purposes. Investors with questions regarding this issue should consult with their tax advisors.

   The Trust may contain Bonds issued with original issue discount. The Code requires holders of tax-exempt obligations issued with original issue discount, such as the Trust, to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis in a Bond is increased by any accrued original issue discount as is a Unit holder's tax basis in his Units. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders.


                                      B-16
369165.1

   Unit holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that under applicable provisions governing determination of such state and local taxes, interest on tax-exempt bonds such as any Bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

   If a Unit holder's tax cost for his pro rata interest in a Bond exceeds his pro rata interest in the Bond's face amount, the Unit holder will be considered to have purchased his pro rata interest in the Bond at a "premium." The Unit holder will be required to amortize any premium relating to his pro rata interest in a Bond prior to the maturity of the Bond. Amortization of premium on a Bond will reduce a Unit holder's tax basis for his pro rata interest in the Bond, but will not result in any deduction from the Unit holder's income. Thus, for example, a Unit holder who purchases a pro rata interest in a Bond at a premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Unit holder is considered to have held such interest.

   Bond premium must be amortized under the method the Unit holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

   In the case of Bonds that are private activity bonds, the opinions of bond counsel to the respective issuing authorities indicate that interest on such Bonds is exempt from regular federal income tax. However, interest on such Bonds will not be exempt from regular federal income tax for any period during which such Bonds are held by a "substantial user" of the facilities financed by the proceeds of such Bonds or by a "related person" thereof within the meaning of the Code. Therefore, interest on any such Bonds allocable to a Unit holder who is such a "substantial user" or "related person" thereof will not be tax-exempt. Furthermore, in the case of Bonds that qualify for the "small issue" exemption, the "small issue" exemption will not be available or will be lost if, at any time during the three-year period beginning on the later of the date the facilities are placed in service or the date of issue, all outstanding tax-exempt IRBs, together with a proportionate share of any present issue, of an owner or principal user (or related person) of the facilities was determined to have exceeded $40,000,000 on the date of issue. In the case of Bonds issued under the $10,000,000 "small issue" exemption, interest on such Bonds will become taxable if the face amount of the Bonds plus certain capital expenditures exceeds $10,000,000 within 3 years of the date of issue of such Bonds.

   In addition, a Bond can lose its tax-exempt status as a result of other subsequent but unforeseeable events such as prohibited "arbitrage" activities by the issuer of the Bond or the failure of the Bond to continue to satisfy the conditions required for the exemption of interest thereon from regular federal income tax. No investigation has been made as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and no assurance can be given that future events will not affect the tax-exempt status of the Bonds. Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

   THE EXEMPTION OF INTEREST ON MUNICIPAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT. INTEREST INCOME DERIVED FROM THE BONDS IS NOT EXCLUDED FROM NET INCOME IN DETERMINING NEW YORK STATE OR NEW YORK CITY FRANCHISE TAXES ON CORPORATIONS OR FINANCIAL INSTITUTIONS. THE LAWS OF SUCH STATES AND LOCAL GOVERNMENTS VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

   From time to time, proposals have been introduced before Congress, the purpose of which is to restrict or eliminate the Federal income tax exemption for interest on debt obligations similar to the Bonds in the Trust, and it can be expected that similar proposals, including proposals for a "flat tax" or "consumption tax", may be introduced in the future. The Sponsors cannot predict whether additional legislation, if any, in respect of the Federal income tax status of interest on debt obligations may be enacted and what the effect of such legislation would be on Bonds in the Trust.

   The Revenue Reconciliation Act of 1993 increases maximum marginal tax rates for individuals and corporations, extends the authority to issue certain categories of tax-exempt bonds (qualified small issue bonds and qualified mortgage bonds), expands a category of qualified tax-exempt bonds (bonds for high-speed intercity rail facilities), limits the

                                      B-17
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availability of capital gain treatment for tax-exempt bonds purchased at a market discount, and makes a variety of other changes. Prospective investors are urged to consult their own tax advisors as to the effect of this Act on a possible investment in the Trust.

   In South Carolina v. Baker, the U.S. Supreme Court held that the federal government may constitutionally require states to register bonds they issue and subject the interest on such bonds to federal income tax if not registered, and that there is no constitutional prohibition against the federal government's taxing the interest earned on state or other municipal bonds. The Supreme Court decision affirms the authority of the federal government to regulate and control bonds such as the Bonds in the Trust and to tax interest on such bonds in the future. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust in accordance with
Section 103 of the Code.

   The opinions of counsel to the issuing governmental authorities to the effect that interest on the Bonds is exempt from regular federal income tax may be limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Investors are advised to consult their own advisors for advice with respect to the effect of any legislative changes.


                             RIGHTS OF UNIT HOLDERS

Certificates. Ownership of Units of the Trust is evidenced by registered certificates executed by the Trustee and the Sponsors. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Certificates are transferable by presentation and surrender to the Trustee properly endorsed and accompanied by a written instrument or instruments of transfer.

   Certificates may be issued in denominations of one Unit or any multiple thereof. A Unit holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal. While interest will be distributed semi-annually or monthly, depending on the method of distribution chosen, principal, including capital gains, will be distributed only semi-annually; provided, however, that, other than for purposes of redemption, no distribution need be made from the Principal Account if the balance therein is less than $1.00 per Unit then outstanding, and that, if at any time the pro rata share represented by the Units of cash in the Principal Account exceeds $10.00 as of a Monthly Record Date, the Trustee shall, on the next succeeding Monthly Distribution Date, distribute the Unit holder's pro rata share of the balance of the Principal Account. Interest (semi-annually or monthly) and principal, including capital gains, if any (semi-annually), received by the Trust will be distributed on each Distribution Date to Unit holders of record of the Trust as of the preceding Record Date who are entitled to such distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses and funds required for the redemption of Units. See "Summary of Essential Financial Information" in Part A, "Rights of Unit Holders--Expenses and Charges" and "Rights of Unit Holders--Redemption" in Part B.

   The Trustee will credit to the Interest Account for the Trust all interest received by the Trust, including that part of the proceeds of any disposition of Securities which represents accrued interest. Other receipts of the Trust will be credited to the Principal Account for the Trust. The pro rata share of the Interest Account of the Trust and the pro rata share of cash in the Principal Account (other than amounts representing failed contracts as previously discussed) represented by each Unit thereof will be computed by the Trustee each month as of the Record Date. See "Summary of Essential Financial Information" in Part A. Proceeds received from the disposition of any of the Securities subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account for the Trust and will not be distributed until the second succeeding Distribution Date. Because interest on the Securities is not received by the Trust at a constant rate throughout the year, any particular interest distribution may be more or less than the amount credited to the Interest Account of the Trust as of the Record Date. See "Summary of Essential Financial Information" in Part A. Persons who purchase Units between a Record Date and a Distribution

                                      B-18
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Date will receive their first distribution on the second Distribution Date following their purchase of Units under the applicable plan of distribution.

   The difference between the estimated net interest accrued to the first Record Date and to the related Distribution Date is an asset of the respective Unit holder and will be realized in subsequent distributions or upon the earlier of the sale of such Units or the maturity, redemption or sale of Securities in the Trust.

   Purchasers of Units who desire to receive distributions on a monthly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. Record dates for monthly distributions will be the fifteenth day of the preceding month and record dates for semi-annual distributions will be the fifteenth day of May and November.

   Details of estimated interest distributions under the payment plans, on a per Unit basis, appear in the footnotes to the "Summary of Essential Financial Information" in Part A.

   The plan of distribution selected by a Unit holder will remain in effect until changed. Unit holders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Each April, the Trustee will furnish each Unit holder a card to be returned together with the Certificate by May 15 of such year if the Unit holder desires to change his plan of distribution, and the change will become effective on May 16 of such year for the ensuing twelve months. For a discussion of redemption of Units, see "Rights of Unit Holders--Redemption--Tender of Units" in Part B.

   The Trustee will, as of the fifteenth day of each month, deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust as of the first day of such month. See "Rights of Unit Holders--Expenses and Charges" in Part B. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee. See "Rights of Unit Holders--Redemption" in Part B. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to the Unit holders and are available for use by the Trustee pursuant to normal banking procedures.

   Because interest on Securities in the Trust is payable at varying intervals, usually in semi-annual installments, the interest accruing to the Trust will not be equal to the amount of money received and available monthly for distribution from the Interest Account to Unit holders choosing the monthly payment plan. Therefore, on each monthly Distribution Date, the amount of interest actually deposited in the Interest Account and available for distribution may be slightly more or less than the monthly interest distribution made. In order to eliminate fluctuations in monthly interest distributions resulting from such variances during the first year of the Trust, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide monthly interest distributions of approximately equal amounts. In addition, the Trustee has agreed to advance sufficient funds to the Trust in order to reduce the amount of time before monthly distributions of interest to Unit holders commence. The Trustee will be reimbursed, without interest, for any such advances from funds available from the Interest Account of the Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

   In order to acquire certain of the Securities subject to contract, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts paid by Unit holders (which excess will be made available under a letter of credit furnished by the Sponsors on the Date of Deposit). The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor (without interest) when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on such Securities in the portfolio of the Trust (see "The Portfolio" in Part A) does not begin accruing as tax-exempt interest income to the benefit of Unit holders until such Bonds' respective dates of delivery (accrued interest prior to delivery being treated under the Code as a return of principal), the Trustee will, in order to cover interest treated as a return of principal, adjust its fee downward in an

                                      B-19
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amount equal to the amount of interest that would have so accrued as tax-exempt interest (if not treated as a return of principal) on such Securities between the date of settlement for the Units and such dates of delivery.

   In addition, because of the varying interest payment dates of the Securities comprising the Trust portfolio, accrued interest at any point in time, subsequent to the recovery of any advancements of interest made by the Trustee, will be greater than the amount of interest actually received by the Trust and distributed to Unit holders. Therefore, there will usually remain an item of accrued interest that is added to the value of the Units. If a Unit holder sells all or a portion of his Units he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Similarly, if a Unit holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include accrued interest on the Securities. Thus, the accrued interest attributable to a Unit will not be entirely recovered until the Unit holder either redeems or sells such Unit or until the Trust is terminated.

Expenses and Charges. Initial Expenses. All or a portion of the expenses incurred in creating and establishing the Trust, including the cost of the initial preparation and execution of the Trust Agreement, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trust and amortized over a five year period. All advertising and selling expenses, as well as any organizational expenses not paid by the Trust, will be borne by the Sponsors at no cost to the Trust.

   Fees. The Trustee's, Sponsors' and Evaluator's fees are set forth under the "Summary of Essential Financial Information" in Part A. The Sponsors' fee, which is earned for portfolio supervisory services, is based on the face amount of Securities in the Trust at December 1 of each year. The Sponsors' fee, which is not to exceed the maximum amount set forth under the "Summary of Essential Financial Information" for the Trust, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount the Sponsors receive for portfolio supervisory services rendered to all series of Empire State Municipal Exempt Trust in any calendar year exceed the aggregate cost to them of supplying such services in such year.

   The Trustee will receive for its ordinary recurring services to the Trust an annual fee in the amount set forth in the "Summary of Essential Financial Information" for the Trust; provided, however, that such fees may be adjusted as set forth under the "Summary of Essential Financial Information". There is no minimum fee and, except as hereinafter set forth, no maximum fee. For a discussion of certain benefits derived by the Trustee from the Trust's funds, see "Rights of Unit Holders--Distribution of Interest and Principal" in Part B. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders" in Part B.

   The Trustee's and Evaluator's fees are payable monthly on or before each Distribution Date and the Sponsors' annual fee is payable annually on December 1, each from the Interest Account to the extent funds are available and then from the Principal Account. These fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent"; except no such increase in the Trustee's fee will be so made for the sole purpose of making up any downward adjustment therein as described in "Summary of Essential Financial Information". If the balances in the Principal and Interest Accounts are insufficient to provide for amounts payable by the Trust, or amounts payable to the Trustee which are secured by its prior lien on the Trust, the Trustee is permitted to sell Bonds to pay such amounts.

   Insurance Premiums. The cost of the MBIA Insurance Corporation insurance obtained by the Trust, based on the aggregate amount of Bonds in the Trust as of the Date of Deposit, is set forth in the "Summary of Essential Financial Information". Premiums, which are obligations of the Trust, are payable monthly by the Trustee on behalf of the Trust. As Securities in the portfolio mature, are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Securities no longer owned by and held in the Trust. The Trust does not incur any premium expense for any insurance which has been obtained by an issuer of a Pre-insured Bond, since the premium or premiums for such insurance have been paid by such issuer or other party. Pre-insured Bonds, however, are additionally insured by the Trust. No premium will be paid by the Trust on Bonds which are also MBIA Insurance Corporation Pre-insured Bonds or Municipal Bond Insurance Association Pre-insured Bonds. The premium payable for Permanent Insurance and the related custodial fee will be paid solely from the proceeds of

                                      B-20
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the sale of a Bond from the Trust in the event the Trustee exercises the right to obtain Permanent Insurance on such Bond.

Other Charges. The following additional charges are or may be incurred by the
Trust: all expenses (including audit and counsel fees) of the Trustee incurred in connection with its activities under the Trust Agreement, including annual audit expenses by independent public accountants selected by the Sponsors (so long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds 50 cents per Unit), the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without willful misconduct, bad faith, or gross negligence on its part, arising out of or in connection with its acceptance or administration of the Trust; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.

Reports and Records. The Trustee shall furnish Unit holders of the Trust in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unit holder of record, a statement providing the following information: (1) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities and any earned original issue discount), and, if the issuers of the Securities are located in different states or territories, the percentage of such interest by such states or territories, deductions for payment of applicable taxes and for fees and expenses of the Trust (including insurance costs), redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (including any unearned original issue discount but excluding any portion representing interest, with respect to the Trust the premium attributable to the Trustee's exercise of the right to obtain Permanent Insurance and any related custodial fee), deductions for payments of applicable taxes and for fees and expenses of the Trust, purchase of Replacement Bonds, redemptions of Units, the amount of any "when issued" interest treated as a return of capital and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

   The Trustee shall keep available for inspection by Unit holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Unit holders of the Trust, certificates issued or held, a current list of Securities in the Trust and a copy of the Trust Agreement.

Redemption. Tender of Units. While it is anticipated that Units can be sold in the secondary market, Units may also be tendered to the Trustee for redemption at its corporate trust office at 101 Barclay Street, New York, New York 10286, upon payment of any applicable tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be cancelled.

   Certificates for Units to be redeemed must be delivered to the Trustee and must be properly endorsed and accompanied by a written instrument of transfer. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption (see "Rights of Unit Holders--Certificates" in Part B). Unit holders must sign exactly as their names appear on the face of the certificate with signature(s) guaranteed by an officer of a national bank or trust company, a member firm of either the New York, Midwest or Pacific Stock Exchange, or in such other manner as may be acceptable to the Trustee. In certain instances

                                      B-21
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the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

   Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unit holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Financial Information" as of the next subsequent Evaluation Time. See "Redemption--Computation of Redemption Price per Unit." The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading or the next day on which there is a sufficient degree of trading in Units of the Trust, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day. For information relating to the purchase by the Sponsors of Units tendered to the Trustee for redemption at prices in excess of the Redemption Price, see "Rights of Unit Holders--Redemption--Purchase by the Sponsors of Units Tendered for Redemption" in Part B.

   Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemption. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced.

   If the Trustee exercises the right to obtain Permanent Insurance on a Bond in the Trust, such Bond will be sold from the Trust on an insured basis. In the event that the Trustee does not exercise the right to obtain Permanent Insurance on a Bond, such Bond will be sold from the Trust on an uninsured basis, since the MBIA Insurance Corporation insurance obtained by the Trust covers the timely payment of principal and interest when due on the Bonds only while the Bonds are held in and owned by the Trust. If the Trustee does not obtain Permanent Insurance on a Defaulted Bond, to the extent that Bonds which are current in payment of interest are sold from the Trust portfolio in order to meet redemption requests and Defaulted Bonds are retained in the Portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall value of the Bonds remaining in the Trust will tend to diminish. See "Sponsors--Responsibility" in Part B for the effect of selling Defaulted Bonds to meet redemption requests.

   The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission by rule or regulation) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

   Because insurance obtained by the Trust terminates as to Bonds which are sold by the Trustee, and because the insurance obtained by the Trust does not have a realizable cash value which can be used by the Trustee to meet redemptions of Units, under certain circumstances the Sponsors may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units if a significant portion of the Bonds in the Trust is in default in payment of principal or interest or in significant risk of such default. No assurances can be given that the Securities and Exchange Commission will permit the Sponsors to suspend the rights of Unit holders to redeem their Units, and without the suspension of such redemption rights when faced with excessive redemptions the Sponsors may not be able to preserve the benefits of the Trust's insurance on Defaulted Bonds.

   Computation of Redemption Price per Unit. The Redemption Price per Unit is determined by the Trustee on the basis of the bid prices of the Securities in the Trust, while the Public Offering Price of Units during the initial offering period is determined on the basis of the offering prices of the Securities, both as of the Evaluation Time on the day any such determination is made. The bid prices of the Securities may be expected to be less than the offering prices. This Redemption Price per Unit is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Securities in the Trust (determined by the Evaluator as set forth below), except for those cases in which the value of insurance has been included, (2) cash on hand in the Trust (other than cash covering contracts to purchase Securities), and (3) accrued and unpaid interest on the Securities as of the date of computation, less (a) amounts

                                      B-22
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representing taxes or governmental charges payable out of the Trust, (b) the accrued expenses of the Trust, and (c) cash held for distribution to Unit holders of record as of a date prior to the evaluation. The Evaluator may determine the value of the Securities in the Trust (1) on the basis of current bid prices for the Securities, (2) if bid prices are not available for any Securities, on the basis of current bid prices for comparable bonds, (3) by appraisal, or (4) by any combination of the above. In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance obtained by the Trust on the Bonds in the Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. On the other hand, Pre-insured Bonds in the Trust are entitled at all times to the benefits of insurance obtained by their respective issuers so long as the Pre-insured Bonds are outstanding and the insurer continues to fulfill its obligations, and such benefits are reflected and included in the market value of Pre-insured Bonds. For a description of the situations in which the Evaluator may value the insurance obtained by the Trust, see "Public Offering--Offering Price" in this Part B.

   The difference between the bid and offering prices of the Securities may be expected to average 1 1/2% of face amount. In the case of actively traded bonds, the difference may be as little as 1/2 of 1%, and in the case of inactively traded bonds such difference usually will not exceed 3%. On the business day prior to the date of this Prospectus, the aggregate bid side evaluation was lower than the aggregate offering side evaluation by the amount set forth in the footnotes to the "Portfolio". For this reason, among others, the price at which Units may be redeemed could be less than the price paid by the Unit holder. On the Date of Deposit the aggregate current offering price of such Securities per Unit exceeded the bid price of such Securities per Unit by the amount set forth under "Summary of Essential Financial Information".

   Purchase by the Sponsors of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsors of any tender of Units for redemption. So long as the Sponsors are maintaining a bid in the secondary market, the Sponsors, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to the Unit holder in an amount not less than the Redemption Price on the date of tender not later than the day on which the Units would otherwise have been redeemed by the Trustee (see "Public Offering--Offering Price--Market for Units" in this Part B). Units held by the Sponsors may be tendered to the Trustee for redemption as any other Units, provided that the Sponsors shall not receive for Units purchased as set forth above a higher price than they paid, plus accrued interest.

   The offering price of any Units resold by the Sponsors will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering--Offering Price" in Part B). Any profit resulting from the resale of such Units will belong to the Sponsors which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units (see "Public Offering--Sponsors' and Underwriters' Profits" in this Part B).

Exchange Option. The Sponsors of the series of Empire State Municipal Exempt Trust, (including the series of Municipal Exempt Trust, the predecessor trust to Empire State Municipal Exempt Trust) (the "Exchange Trusts") are offering Unit holders of the Exchange Trusts for which the Sponsors are maintaining a secondary market an option to exchange a Unit of any series of the Exchange Trusts for a Unit of a different series of the Exchange Trusts being offered by the Sponsors (other than in the initial offering period) at a Public Offering Price generally based on the bid prices of the underlying Securities divided by the number of Units outstanding (see "Public Offering--Offering Price--Markets for Units") plus a fixed sales charge of $15 per Unit (in lieu of the normal sales charge). However, a Unit holder must have held his Unit for a period of at least six months in order to exercise the exchange option or agree to pay a sales charge based on the greater of $15 per Unit or an amount which together with the initial sales charge paid in connection with the acquisition of Units being exchanged equals the normal sales charge of the series into which the investment is being converted, determined as of the date of the exchange. Such exchanges will be effected in whole Units only. Any excess proceeds from the Units being surrendered will be returned, and the Unit holder will not be permitted to advance any new money in order to complete an exchange. The Sponsors reserve the right to modify, suspend or terminate this plan at any time without further notice to the Unit holders. In the event the exchange option is not available to a Unit holder at the time he wishes to exercise it, the Unit holder will be immediately notified and no action will be taken with respect to his Units without further instructions from the Unit holder.

   Unit holders are urged to consult their own tax advisors as to the tax consequences of exchanging Units.

                                      B-23
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



                         AUTOMATIC ACCUMULATION ACCOUNT


   The Sponsors have entered into an arrangement (the "Plan") with Empire Builder Tax Free Bond Fund (the "Empire Builder") which permits Unit holders of the Trust to elect to have distributions from Units in the Trust automatically reinvested in shares of the Empire Builder. The Empire Builder is an open-end, non-diversified investment company whose investment objective is to seek as high a level of current income exempt from Federal income tax, New York State and New York City income taxes as is believed to be consistent with preservation of capital. It is the policy of the Empire Builder to invest primarily in debt securities the interest income from which is exempt from such taxes.

   The Empire Builder has an investment objective which differs in certain respects from that of the Trust. The bonds purchased by the Empire Builder will be of "investment grade" quality--that is, at the time of purchase by the Empire Builder, such bonds either will be rated not lower than the four highest ratings of either Moody's (Aaa, Aa, A or Baa) or Standard & Poor's (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Empire Builder's investment advisor to be of comparable quality to bonds rated within such four highest grades. It is a fundamental policy of the Empire Builder that under normal market conditions at least 90% of the income distributed to its shareholders will be exempt from Federal income tax, New York State and New York City personal income taxes. However, during times of adverse market conditions, when the Empire Builder is investing for temporary defensive purposes in obligations other than New York tax-exempt bonds, more than 10% of the Empire Builder's income distributions could be subject to Federal income tax, New York State and/or New York City income taxes, as described in the current prospectus relating to the Empire Builder (the "Empire Builder Prospectus"). Glickenhaus & Co. ("Glickenhaus"), a sponsor of the Trust, acts as the investment adviser and distributor for the Empire Builder.

   Each Unit holder may request from The Bank of New York (the "Plan Agent"), a copy of the Empire Builder Prospectus describing the Empire Builder and a form by which such Unit holder may elect to become a participant ("Participant") in the Plan. Thereafter, as directed by such person, distributions on the Participant's Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Empire Builder at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Empire Builder Prospectus. Unless otherwise indicated, new Participants in the Empire Builder Plan will be deemed to have elected the monthly distribution plan with respect to their Units. Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Empire Builder purchased on his behalf. A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate his participation in the Plan and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsors, the Trustee, the Empire Builder and Glickenhaus, as investment advisor for Empire Builder, each will have the right to terminate this Plan at any time for any reason. The reinvestment of distributions from the Trust through the Plan will not affect the income tax status of such distributions. For more complete information about investing in the Empire Builder through the Plan, including charges and expenses, return the enclosed card for a copy of the Empire Builder Prospectus. Read it carefully before you decide to participate.

                                      B-24
369165.1

                                [ALTERNATE PAGE]

                         AUTOMATIC ACCUMULATION ACCOUNT

   For Unit holders of the Trust who are clients of Lebenthal & Co., Inc., the Sponsors have entered into an arrangement (the "Plan") with Lebenthal New York Municipal Bond Fund (the "Bond Fund") which permits Unit holders of the Trust to elect to have distributions from Units in the Trust automatically reinvested in shares of the Bond Fund. The Bond Fund is an open-end, non-diversified investment company whose investment objective is to maximize current income exempt from regular Federal income tax, and from New York State and New York City income taxes, consistent with preservation of capital and with consideration given to opportunities for capital gain. It is the policy of the Bond Fund to invest primarily in long term investment grade tax-exempt securities the interest income from which is exempt from such taxes.

   The Bond Fund has an investment objective which differs in certain respects from that of the Trust. The bonds purchased by the Bond Fund will be of "investment grade" quality--that is, at the time of purchase by the Bond Fund, such bonds either will be rated not lower than the four highest ratings of either Moody's (Aaa, Aa, A or Baa) or Standard & Poor's (AAA, AA, A or BBB) or will be unrated bonds which at the time of purchase are judged by the Bond Fund's investment advisor to be of comparable quality to bonds rated within such four highest grades. It is a fundamental policy of the Bond Fund that under normal market conditions at least 80% of the income distributed to its shareholders will be exempt from regular Federal income tax, and from New York State and New York City personal income taxes. However, during times of adverse market conditions, more than 20% of the Bond Fund's income distributions could be subject to Federal income tax, New York State and/or New York City income taxes, as described in the current prospectus relating to the Bond Fund (the "Bond Fund Prospectus"). Lebenthal & Co., Inc., a sponsor of the Trust, acts as the manager and distributor for the Bond Fund.

   Each Unit holder may request from The Bank of New York (the "Plan Agent"), a copy of the Bond Fund Prospectus describing the Bond Fund and a form by which such Unit holder may elect to become a participant ("Participant") in the Plan. Thereafter, as directed by such person, distributions on the Participant's Units will, on the applicable distribution date, automatically be applied as of that date by the Trustee to purchase shares (or fractions thereof) of the Bond Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, as described in the Bond Fund Prospectus. Unless otherwise indicated, new Participants in the Bond Fund Plan will be deemed to have elected the monthly distribution plan with respect to their Units. Confirmations of all transactions undertaken for each Participant in the Plan will be mailed to each Participant by the Plan Agent indicating distributions and shares (or fractions thereof) of the Bond Fund purchased on his behalf. A Participant may at any time prior to ten days preceding the next succeeding distribution date, by so notifying the Plan Agent in writing, elect to terminate his participation in the Plan and receive future distributions on his Units in cash. There will be no charge or other penalty for such termination. The Sponsors, the Trustee, the Bond Fund and Lebenthal & Co. Inc., as manager for the Bond Fund, each will have the right to terminate this Plan at any time for any reason. The reinvestment of distributions from the Trust through the Plan will not affect the income tax status of such distributions. For more complete information about investing in the Bond Fund through the Plan, including charges and expenses, return the enclosed card for a copy of the Bond Fund Prospectus. Read it carefully before you decide to participate.


                                      B-24
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



                                    SPONSORS

   Glickenhaus and Lebenthal are the Sponsors of Empire State Municipal Exempt Trust, Series 10 and all subsequent series.

   Glickenhaus, a New York limited partnership, is engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. and is an associate member of the American Stock Exchange. Glickenhaus acts as a sponsor for successive Series of The Glickenhaus Value Portfolios and The Municipal Insured National Trusts, and for the prior series of Empire State Municipal Exempt Trust including those sold under the name of Municipal Exempt Trust, New York Exempt Series 1, New York Series 2 and New York Series 3. Glickenhaus, in addition to participating as a member of various selling groups of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

   Lebenthal, a New York corporation originally organized as a New York partnership in 1925, has been buying and selling municipal bonds for its own account as a dealer for over 67 years; Lebenthal also buys and sells securities as an agent and participates as an underwriter in public offerings of municipal bonds. It acted as a sponsor of Empire State Tax Exempt Bond Trust, Series 8 and successive Series of The Municipal Insured National Trust through Series 28. Lebenthal is registered as a broker/dealer with the Securities and Exchange Commission and various state securities regulatory agencies and is a member of the National Association of Securities Dealers, Inc. and Securities Investors Protection Corp.

Limitations on Liability. The Sponsors are jointly and severally liable for the performance of their obligations arising from their responsibilities under the Trust Agreement, but will be under no liability to the Unit holders for taking any action or refraining from any action in good faith or for errors in judgment; nor will they be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of their willful misconduct, bad faith, gross negligence or reckless disregard for their obligations and duties. See "The Trust--Portfolio" and "Sponsors--Responsibility" in Part B.

Responsibility. The Trustee shall sell, for the purpose of redeeming Units tendered by any Unit holder and for the payment of expenses for which funds are not available, such of the Bonds in a list furnished by the Sponsors as the Trustee in its sole discretion may deem necessary. In the event the Trustee does not exercise the right to obtain Permanent Insurance on a Defaulted Bond or Bonds in the Trust, to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and Defaulted Bonds are retained in the Trust in order to preserve the related insurance protection applicable to said Bonds, the overall value of the Bonds remaining in the Trust's Portfolio will tend to diminish. In the event the Trustee does not exercise the right to obtain Permanent Insurance on a Defaulted Bond or Bonds, except as described below and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unit holders or if there is no alternative, the Trustee is not empowered to sell Defaulted Bonds for which value has been attributed for the insurance obtained by the Trust. Because of such restrictions on the Trustee, under certain circumstances the Sponsors may seek a full or partial suspension of the right of Unit holders to redeem their Units. See "Rights of Unit Holders--Redemption" in Part B. The Sponsors are empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of advanced refunding.

   It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange and substitution for any Securities pursuant to a refunding or refinancing plan, except that the Sponsors may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsors may deem proper if the issuer is in default with respect to such Securities or in the judgment of the Sponsors the issuer will probably default in respect to such Securities in the foreseeable future.

   Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unit holder, identifying the obligations eliminated and the Securities substituted therefor. Except

                                      B-25
369165.1
as stated in this and the preceding paragraph and in the discussion under "The Trust--General Considerations" in Part B regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

   If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor either pursuant to the portfolio insurance with respect to the Trust or otherwise within 30 days, the Trustee is required to notify the Sponsors thereof. If the Sponsors fail to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsors of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred. See "Insurance on the Bonds" in Part B.

   The Sponsors may direct the Trustee to dispose of Bonds upon default in the payment of principal or interest, institution of certain legal proceedings or the existence of certain other impediments to the payment of Bonds, default under other documents which may adversely affect debt service, default in the payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue Bonds, or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsors the retention of such Bonds in the Trust would be detrimental to the interest of the Unit holders. The proceeds from any such sales will be credited to the Principal Account for distribution to the Unit holders.

   Notwithstanding the foregoing, in connection with final distributions to Unit holders, if the Trustee does not exercise the right to obtain Permanent Insurance on any Defaulted Bond, because the portfolio insurance obtained by the Trust is applicable only while Bonds so insured are held by the Trust, the price to be received by the Trust upon the disposition of any such Defaulted Bond will not reflect any value based on such insurance. Therefore, in connection with any liquidation prior to December 31, 2045, with respect to the Trust, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bonds if retention of such Bonds, until due, shall be deemed to be in the best interest of Unit holders, including, but not limited to, situations in which Bonds so insured are in default and situations in which Bonds so insured have a deteriorated market price resulting from a significant risk of default. Since the Pre-insured Bonds in the Trust will reflect the value of the insurance obtained by the Bond issuer, it is the present intention of the Sponsors not to direct the Trustee to hold any Pre-insured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on Defaulted Bonds in the Trust not disposed of at the date of termination will ultimately be distributed to Unit holders of record as of such date of termination as soon as practicable after the date such Defaulted Bonds become due and applicable insurance proceeds have been received by the Trustee (see "Summary of Essential Financial Information").

Agent for Sponsors. The Sponsor named as Agent for Sponsors under "Summary of Essential Financial Information" has been appointed by the other Sponsors as agent for purposes of taking action under the Trust Agreement. If the Sponsors are unable to agree with respect to action to be taken jointly by them under the Trust Agreement and they cannot agree as to which Sponsor shall act as sole Sponsor, then the Agent for Sponsors shall act as sole Sponsor. If one of the Sponsors fails to perform its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, that Sponsor is automatically discharged under the Trust Agreement and the other Sponsors act as the Sponsors.

Resignation. Any Sponsor may resign at any time provided that at the time of such resignation one remaining Sponsor maintains a net worth of $1,000,000 and all the remaining Sponsors are agreeable to such resignation. Concurrent with or subsequent to such resignation a new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If, at any time, only one Sponsor is acting under each Trust Agreement and that Sponsor shall resign or fail to perform any of its duties thereunder or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trust.

   For financial information regarding the Sponsors see "Sponsors" in Part A.


                                      B-26
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





                                     TRUSTEE

   The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. The Trustee must be a banking corporation organized under the laws of the United States or any state which is authorized under such laws to exercise corporate trust powers and must have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000. The duties of the Trustee are primarily ministerial in nature. The Trustee did not participate in the selection of Securities for the Trust.

Limitations on Liability. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any monies, Securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of its willful misconduct, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. See "Portfolio" in Part A.

Responsibility. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders," "Sponsors--Responsibility" and "Sponsors--Resignation" in this Part B.

Resignation. By executing an instrument in writing and filing the same with the Sponsors, the Trustee and any successor may resign. In such an event the Sponsors are obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, or if the Sponsors deem it to be in the best interest of the Unit holders, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If, upon resignation or removal of a trustee, no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.


                                    EVALUATOR

   Both during and after the initial offering period, the Evaluator shall be Muller Data Corporation ("Muller Data"), a New York corporation with main offices located at 395 Hudson Street, New York, New York 10014. Muller Data is a wholly owned subsidiary of Thomson Publishing Corporation, a Delaware corporation.

Limitations on Liability. The Trustee and the Sponsors may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsors or Unit holders for errors in judgement. But this provision shall not protect the Evaluator in cases of its willful misconduct, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility. The Trust Agreement requires the Evaluator to evaluate the Securities on the basis of their bid prices on each business day after the initial offering period, when any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsors. For information relating to the responsibility of the Evaluator to evaluate the Securities on the basis of their offering prices, see "Public Offering--Offering Price" in Part B.


                                      B-27
369165.1

Resignation. The Evaluator may resign or may be removed by the Sponsors and the Trustee, and the Sponsors and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.


                AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

   The Sponsors and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unit holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders; and the Sponsors and the Trustee may amend the Trust Agreement with the consent of the holders of Certificates evidencing 66 2/3% of the Units then outstanding, provided that no such amendment will reduce the interest in the Trust of any Unit holder without the consent of such Unit holder or reduce the percentage of Units required to consent to any such amendment without the consent of all the Unit holders. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except in accordance with the provisions of each Trust Agreement. In the event of any amendment, the Trustee is obligated to notify promptly all Unit holders of the substance of such amendment.

   The Trust shall terminate upon the maturity, redemption, sale or other disposition, as the case may be, of the last of the Securities. The Trustee shall notify all Unit holders when the value of the Trust as shown by any evaluation is less than $2,000,000 or less than 20% of the value of the Trust as of the date hereof, whichever is lower, at which time the Trust may be terminated (i) by the consent of 66 2/3% of the Units or (ii) by the Trustee; provided, however, that upon affirmative written notice to the Sponsors and the holders at least 33 1/3% of the Units may instruct the Trustee not to terminate the Trust. In no event, however, may the Trust continue beyond the Mandatory Termination Date set forth in Part A; provided, however, that prior to such date, the Trustee shall not dispose of any Bonds if the retention of such Bonds, until due, shall be deemed to be in the best interest of the Unit holders. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders. Within a reasonable period after termination, the Trustee will sell any remaining Securities, and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Accounts of the Trust.


                                 LEGAL OPINIONS

   Certain legal matters will be passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsors, and Kroll & Tract, 520 Madison Avenue, New York, New York 10022, acting as counsel for the Trustee.


                                    AUDITORS

   The statement of condition of the Trust included in this Prospectus has been audited by BDO Seidman, LLP, independent certified public auditors, as stated in their report appearing herein, and has been so included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.


                           DESCRIPTION OF BOND RATINGS

   The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information or for other circumstances.

                                      B-28
369165.1

   The ratings are based, in varying degrees, on the following considerations:

   I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

   II.  Nature of and provisions of the obligation;

   III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

   AAA--Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

   AA--Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

   A--Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

   BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

   BB, B, CCC, CC--Bonds rated BB, B, CCC and CC are regarded on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

   Plus (+) or Minus (-): to provide more detailed indications of credit quality, the ratings from "AA" to "B" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NR--Indicates that no rating has been requested, that there is insufficient information on which to base a rating or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

   SP-1: Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.



   SP-2: Satisfactory capacity to pay principal and interest. SP-3:
Speculative capacity to pay principal and interest.

   * Moody's Investors Service rating. A summary of the meaning of the applicable rating symbols as published by Moody's follows:

   Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                                     B-29
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




   Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

   A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

   Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

   Ba--Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

   B--Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

    Con. (. . .)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

   Moody's applies numerical modifiers 1, 2 and 3 in each rating classification from "Aa" through "B" in its corporate rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the security ranks in the lower end of its generic rating category.

                                      B-30
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                                      B-31
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                                      B-32
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

PROSPECTUS--Part C:

Note:Part C of this Prospectus may not be distributed unless accompanied by Parts A and B.

Special Factors Affecting New York

                     The information set forth below is derived from the official statements and/or preliminary drafts of official statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsors have not independently verified this information.

                     Economic Trends. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious potential economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

                     The  State has for many  years  had a very high  State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

                     Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in Federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

                     New York City. The City, with a population of approximately 7.3 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. The City's manufacturing activity is conducted primarily in apparel and printing.

                     The national economic downturn which began in July 1990 adversely affected the local economy, which had been declining since late 1989. As a result, the City experienced job losses in 1990 and 1991 and real Gross City Product (GCP) fell in those two years. Beginning in calendar year 1992, the improvement in the national economy helped stabilize conditions in the City. Employment losses moderated toward year-end and real GCP increased, boosted by strong wage gains. However, after noticeable improvements in the City's economy during calendar year 1994, economic growth sowed in calendar year 1995, and the City's current four-year financial plan assumes the economic growth will continue to slow in calendar year 1996, with local employment increasing modestly.


368607.2

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                     For each of the 1981 through 1995 fiscal  years,  the City achieved balanced operating results as reported in accordance with generally accepted accounting principles ("GAAP"). The City was required to close substantial budget gaps in recent years in order to maintain balanced operating results. For fiscal year 1995, the City adopted a budget which halted the trend in recent years of substantial increases in City-funded spending from one year to the next. There can be no assurance that the City will continue to maintain a balanced budget as required by State law without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

                     Pursuant to the laws of the State, the City prepares an annual four-year financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's current four-year financial plan projects substantial budget gaps for each of the 1997 through 1999 fiscal years, before implementation of the proposed gap-closing program contained in the current financial plan. The City is required to submit its financial plans to review bodies, including the New York State Financial Control Board ("Control Board"). If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financing requirements, the Control Board would be required by State law to exercise powers, among others, of prior approval of City financial plans, proposed borrowings and certain contracts.

                     The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. The State's 1995-1996 Financial Plan projects a balanced General Fund. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected or that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the Federal Budget negotiation process could result in a reduction in or a delay in the receipt of Federal grants in the City's 1996 fiscal year which could have additional adverse effects on the City's cash flow or revenues.


                     The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan for the 1996 through 1999 fiscal years (the "1996-1999 Financial Plan" or "Financial Plan"). The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the condition of the regional and local economies, the impact on real estate tax revenues of the real estate market, wage increases for City employees consistent with those assumed in the Financial Plan, employment growth, the results of a pending actuarial audit of the City's pension system which is expected to significantly increase the City's annual pension costs, the ability to implement proposed reductions in City personnel and other cost reduction initiatives, which may require in certain cases the cooperation of the City's municipal unions, the ability of the New York City Health and Hospitals Corporation ("HHC") and the Board of Education ("BOE") to take actions to offset reduced revenues, the ability to complete revenue generating transactions and provision of State and Federal aid and mandate relief and the impact on City revenues of proposals for Federal and State welfare reform.

                     Implementation of the Financial Plan is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1996 through 1999 contemplates the issuance of $11.8 billion of general obligation bonds primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make other capital investments. In addition, the City issues revenue


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




and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City bonds and notes will be subject to prevailing market conditions, and no assurance can be given that such sales will be completed. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned capital and operating expenditures. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

                     On January 31, 1996, the City published the Financial Plan for the 1996-1999 fiscal year, which relates to the City, BOE and the City University of New York ("CUNY"). The Financial Plan sets forth proposed actions by the City for the 1996 fiscal year to close substantial projected budget gaps resulting from lower than projected tax receipts and other revenues and greater than projected expenditures. In addition to substantial proposed agency expenditure reductions, the Financial Plan reflects a strategy to substantially reduce spending for entitlements for the 1996 and subsequent fiscal years, and to decrease the City's costs for Medicaid in the 1997 fiscal year and thereafter by increasing the Federal share of Medicaid costs otherwise paid by the City. This strategy is the subject of substantial debate, and implementation of this strategy will be significantly affected by State and federal budget proposals currently being considered. The Financial Plan, which is consistent with the City's preliminary budget for the 1997 fiscal year, may be changed significantly by the time the budget for the 1997 fiscal year is adopted.


                     The Financial Plan set forth proposed actions to close a previously projected gap of approximately $3.1 billion for the 1996 fiscal year. The proposed actions in the Financial Plan for the 1996 fiscal year include (i) a reduction in spending of $400 million, primarily affecting public assistance and Medicaid payments by the City; (ii) expenditure reductions in agencies, totaling $1.2 billion; (iii) transitional labor savings, totalling $600 million; and (iv) the phase-in of the increased annual pension funding cost due to revisions resulting from an actuarial audit of the City pension systems, which would reduce such costs in the 1996 fiscal year.

                     The projections for the 1996 through 1999 fiscal years reflect the costs of the proposed settlement with the United Federation of Teachers and the recent settlement with a coalition of unions headed by District Council 37 of the American Federation of State, County and Municipal Employees, and assume that the City will reach agreement with its remaining municipal unions under terms which are generally consistent with such settlements. The projections for the 1996 through 1999 fiscal years also assume that BOE will be able to identify actions to offset possible substantial shortfalls in Federal, State and City revenues.


                     The Financial Plan also sets forth projections for the 1997 through 1999 fiscal years and outlines a proposed gap-closing program to eliminate a projected gap of $2.0 billion for the 1997 fiscal year, and to reduce projected gaps of $3.3 billion and $4.1 billion for the 1998 and 1999 fiscal years, respectively, assuming successful implementation of the gap-closing program for the 1996 fiscal year.

                     The Federal and State budgets, when adopted, may result in substantial reductions in revenues for the City, as well as a reduction in projected expenditures in entitlement programs, including Medicare, Medicaid and welfare programs. The Federal and State aid projected in the Financial Plan, and the substantial savings assumed from cost containment in entitlement programs included in the Financial Plan gap-closing program for the 1997 through 1999 fiscal years, will be significantly affected both by the outcome of the current Federal budget negotiations and by the State budget proposals made by the Governor and to be considered by the State Legislature. The nature and extent of the impact on the City of the Federal and State budgets, when adopted, is uncertain, and no assurance can be given that Federal or State actions included in the Federal and State adopted budgets may not have a significant adverse impact on the City's budget and its Financial Plan.



                                      C-3
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                     On July 10, 1995,  Standard & Poor's revised  downward its rating on City general obligation bonds from A- to BBB+ and removed City bonds from CreditWatch. Standard & Poor's stated that "structural budgetary balance
remains  elusive  because  of  persistent   softness  in  the  City's  economy,
highlighted by weak job growth and a growing dependence on the historically volatile financial services sector". Other factors identified by Standard & Poor's in lowering its rating on City bonds included a trend of using one-time
measures,  including  debt  refinancings,   to  close  projected  budget  gaps,
dependence on unratified labor savings to help balance the Financial Plan, optimistic projections of additional federal and State aid or mandate relief, a history of cash flow difficulties caused by State budget delays and continued high debt levels.

                     On March 1, 1996, Moody's stated that the rating for City general obligation bonds remains under review pending the outcome of the adoption of the City's budget for the 1997 fiscal year, and, in light of the status of the debate on public assistance and Medicaid reform; the enactment of a State budget, upon which major assumptions regarding State aid are dependent, which may be extensively delayed; and the seasoning of the City's economy with regard to its strength and direction in the face of a potential national economic slowdown. Since July 15, 1993, Fitch Investors Service, L.P. ("Fitch") has rated City bonds A-. On February 28, 1996, Fitch placed the City's general obligation bonds on FitchAlert with negative implications.

                     From time to time, the Control Board staff, the Municipal Assistance Corporation for the City of New York ("MAC"), Office of the State Deputy Comptroller ("OSDC"), the City Comptroller and others issue reports and make public statements regarding the City's financial condition, commenting on, among other matters, the City's financial plans, projected revenues and expenditures and actions by the City to eliminate projected operating deficits. Some of these reports and statements have warned that the City may have underestimated certain expenditures and overestimated certain revenues and have suggested that the City may not have adequately provided for future contingencies. Certain of these reports have analyzed the City's future economic and social conditions and have questioned whether the City has the capacity to generate sufficient revenues in the future to meet the costs of its expenditure increases and to provide necessary services. It is reasonable to expect that such reports and statements will continue to be issued and to engender public comment.

                     On February 29, 1996, the staff of the City Comptroller issued a report on the Financial Plan. The report projects that there remains $408 million to $528 million in budget risks for the 1996 fiscal year, before taking into account the availability of $160 million in the general reserve. The principal risks for the 1996 fiscal year identified in the report include $140 million to $190 million of uncertain revenues and projected savings at BOE and the receipt by the City of $100 million to $130 million from a proposed MAC refunding. The report also expressed concern as to whether the required regulatory approval for the sale of the City's television station would be received before the end of the 1996 fiscal year.


                     With respect to the 1997 fiscal year, the report states that the Financial Plan includes total risks of between $2.05 billion and $2.15 billion. The report notes that the gap-closing program for the 1997 fiscal year assumes the implementation of highly uncertain State and Federal actions that would provide between $1.2 billion and $1.4 billion in relief to the City resulting from proposed public assistance and medical assistance entitlement reductions, a proposed increase in Federal Medicaid reimbursement, additional State aid and various privatization proposals. The report concludes that it is unlikely that the City will be able to implement most of these initiatives due to Federal and State budget difficulties. Additional risks for the 1997 fiscal year identified in the report include (i) risks attributable to BOE relating to unspecified additional State aid, unspecified expenditure reductions and proposals to reduce special education spending, which total $415 million, without taking into account potential reductions that will likely take place upon adoption of the Federal and State budgets; (ii) proposals for the sale of


                                      C-4
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




parking meters and other assets; and (iii) the receipt of $244 million to $294 million of lease payments from the Port Authority for the City's airports.

                     The report concluded that the magnitude of the budget risk for the 1997 fiscal year, after two years of large agency cutbacks and work force reductions, indicates the seriousness of the City's continuing budget difficulties, and that the Financial Plan will require substantial revision in order to provide a credible program for dealing with the large projected budget gap for the 1997 fiscal year. The report further notes that the relative weakness of the national and City economies makes it unlikely that new jobs and business expansion will generate significant additional tax revenues and that proposed Federal State reductions in funding will reduce the levels of the intergovernmental assistance for the City.


                     On March 6, 1996, the staff of the OSDC issued a report on the Financial Plan. The report concluded that there remained a budget gap for the 1996 fiscal year of $4 million, which can be closed with the $200 million general reserve, and additional significant risks totalling $507 million involving actions which require the approval of the State and Federal governments or other third parties. These risks include (i) potential delays in the sale of the City's television station; (ii) shortfalls in projected resources from MAC; and (iii) shortfalls of $100 million in projected State education aid and $50 million in projected Federal assistance. In addition, the report expressed concern that (i) the City may have to write off a portion of approximately $300 million in State education aid that was included as revenue in prior years' budgets, since the State has not made payment and neither the current nor the proposed State budget include an appropriation sufficient to cover most of this liability, and (ii) the City must complete two transactions before the end of the fiscal year, the sale of property tax liens and housing mortgages, that together are expected to produce resources of $267 million.

                     OSDC's report also concluded that the gap for the 1997 fiscal year could be $544 million greater than the City's projected budget gap of $2 billion, primarily due to the failure of BOE to specify $304 million of expenditure reductions or additional resources necessary to bring its spending in line with the resources allocated to it in the Financial Plan. In addition, the report noted that gap-closing proposals set forth in the Financial Plan totalling $1.6 billion are at high risk of falling short of target. The proposals identified in the report as high risk include (i) $800 million in expected State and Federal assistance, primarily from savings in social service entitlement programs, which are dependent on the ultimate resolution of the Federal and State budgets; (ii) $300 million from initiatives to privatize parking meters and other City assets; (iii) $244 million to be received from the Port Authority as retroactive lease payments for the City's two airports; and (iv) $181 million in spending cuts for BOE. Moreover, the report expressed concern that the potential for budget cuts at BOE could exceed $1 billion after taking into account the possible loss of $453 million in proposed reductions in State and Federal funding. The report also stated that non-recurring resources for the 1996 fiscal year have increased to over $1.7 billion, approaching the unprecedented $2 billion used in the 1995 fiscal year, and that one-third of the 1997 fiscal year gap-closing program already relies on one-time resources.


                     New York State and its Authorities. The State budget for the State's 1997 fiscal year was not adopted by the statutory deadline of April 1, 1996. The State's prior fiscal year commenced on April 1, 1995, and ended on March 31, 1996, and is referred to herein as the State's 1995-96 fiscal year. The State's budget for the 1995-96 fiscal year was enacted by the Legislature on June 7, 1995, more than two months after the start of the fiscal year. The State Financial Plan for the 1995-96 fiscal year was formulated on June 20, 1995 and is based on the State's budget as enacted by the Legislature and signed into law by the Governor.

                     Prior to adoption of the budget the State had projected a potential budget gap of approximately $5 billion for its 1996 fiscal year. This gap was projected to be closed in the 1995-1996 State Financial Plan based on

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



the enacted budget, through a series of actions, mainly spending reductions and cost containment measures and certain reestimates that are expected to be recurring, but also through the use of one-time solutions. The State Financial Plan projects (i) nearly $1.6 billion in savings from cost containment, disbursement reestimates, and other savings in social welfare programs, including Medicaid, income maintenance and various child and family care programs; (ii) $2.2 billion in savings from State agency actions to reduce spending on the State workforce, SUNY and CUNY, mental hygiene programs, capital projects, the prison system and fringe benefits; (iii) $300 million in savings from local assistance reforms, including actions affecting school aid and revenue sharing while proposing program legislation to provide relief from certain mandates that increase local spending; (iv) over $400 million in revenue measures, primarily a new Quick Draw Lottery game, changes to tax payment schedules, and the sale of assets; and (v) $300 million from reestimates in receipts.



                     The Governor presented his 1996-1997 Executive Budget to the Legislature on December 15, 1995, and subsequently amended it. The Legislature and the Comptroller will review the Governor's Executive Budget and are expected to comment on it. There can be no assurance that the Legislature will enact the Executive Budget into law, or that the State's adopted budget projections will not differ materially and adversely from the projections set forth in the Executive Budget.

                     The Governor's Executive Budget projects balance on a cash basis in the General Fund. It reflects a continuing strategy of substantially reduced State spending, including program restructurings, reductions in social welfare spending, and efficiency and productivity initiatives. Total General Fund receipts and transfers from other funds are projected to be $31.3 billion, a decrease of $1.4 billion from total receipts projected in the current fiscal year. Total General Fund disbursements and transfers to other funds are projected to be $31.2 billion, a decrease of $1.5 billion from spending totals projected for the current fiscal year.

                     The 1996-1997 Executive Budget proposes $3.9 billion in actions to balance the 1996-1997 State Financial Plan. The Executive Budget proposes to close this gap primarily through a series of spending reductions and cost containment measures. The Executive Budget projects (i) over $1.8 billion in savings from cost containment and other actions in social welfare programs, including Medicaid, welfare and various health and mental health programs; (ii) $1.3 billion in savings from a reduced State General Fund share of Medicaid made available from anticipated changes in the Medicaid program, including an increase in the Federal share of Medicaid; (iii) over $450 million in savings from reforms and cost avoidance in educational services (including school aid and higher education), while providing fiscal relief from certain State mandates that increase local spending; and (iv) $350 million in savings from efficiencies and reductions in other State programs. The State has noted that there is considerable uncertainty as to the ultimate composition of the Federal budget, including uncertainties regarding major Federal entitlement reforms. The 1996-1997 Executive Budget seeks to lessen the effect of the proposed cuts on localities by granting certain mandate relief to permit them to exercise greater flexibility in allocating their resources. However, no assurance can be given as to the amount of savings which the City might realize from any of the Medicaid cost containment or welfare reform measures proposed in the Executive Budget or the size of any reductions in State aid to the City. Depending upon the amount of such savings or the size of any reductions in State aid, the City might be required to make substantial additional changes in its Financial Plan.


                     The State Division of the Budget ("DOB") has noted that the economic and financial condition of the State may be affected by various financial, social, economic and political factors. Those factors can be very complex, may vary from fiscal year to fiscal year, and are frequently the result of actions taken not only by the State and its agencies and instrumentalities, but also by entities, such as the Federal government, that are not under the control of the State. Because of the uncertainty and unpredictablility of changes in these factors, their impact cannot be fully included in the assumptions underlying the State's projections. There can be no assurance that the State


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




economy  will not  experience  results  that are  worse  than  predicted,  with
corresponding   material   and  adverse   effects  on  the  State's   financial
projections.


                     The DOB believes that its projections of receipts and disbursements relating to the current State Financial Plan, and the assumptions on which they are based, are reasonable. Actual results, however, could differ materially and adversely from the projections set forth below, and those projections may be changed materially and adversely from time to time.

                     The State Financial Plan is based on a projection by DOB of national and State economic activity. DOB forecasted that national economic growth would weaken, but not turn negative, during the course of 1995 before beginning to rebound by the end of the year. This dynamic is often described as a "soft landing". The national economy achieved the desired "soft landing" in 1995, as growth slowed from 6.2 percent in 1994 to a rate sufficiently slow to inhibit the buildup of inflationary pressures. This was achieved without any material pause in the economic expansion, although recession worries flared in the late spring and early summer. Growth in the national economy is expected to moderate during 1996, with the nation's gross domestic product projected to expand by 4.6 percent in 1996 versus 5.0 percent in 1995. Declining short-term interest rates, slowing employment growth and continued moderate inflation also characterize the projected path for the nation's economy in the year ahead.

                     The annual growth rates of most economic indicators for the State improved from 1994 to 1995, as the pace of private sector employment expansion and personal income and wage growth all accelerated. Government employment fell as workforce reductions were implemented at federal, State and local levels. Similar to the nation, some moderation of growth is expected in the year ahead. Private sector employment is expected to continue to rise, although somewhat more slowly than in 1995, while public employment should continue to fall, reflecting government budget cutbacks. Anticipated continued restraint in wage settlements, a lower rate of employment growth and falling interest rates are expected to slow personal income growth significantly.

                     The financial condition of the State is affected by several factors, including the strength of the State and regional economy and actions of the Federal government, as well as State actions affecting the level of receipts and disbursements. Owing to these and other factors, the State may, in future years, face substantial potential budget gaps resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the future costs of maintaining State programs at current levels. Any such recurring imbalance would be exacerbated if the State were to use a significant amount of nonrecurring resources to balance the budget in a particular fiscal year. To address a potential imbalance for a given fiscal year, the State would be required to take actions to increase receipts and/or reduce disbursements as it enacts the budget for that year, and under the State Constitution the Governor is required to propose a balanced budget each year. To correct recurring budgetary imbalances, the State would need to take significant actions to align recurring receipts and disbursements in future fiscal years. There can be no assurance, however, that the State's actions will be sufficient to preserve budgetary balance in a given fiscal year or to align recurring receipts and disbursements in future fiscal years.

                     The General Fund is the principal operating fund of the State and is used to account for all financial transactions, except those required to be accounted for in another fund. It is the State's largest fund and receives almost all State taxes and other resources not dedicated to particular purposes. In the State's 1995-96 fiscal year, the General Fund is expected to account for approximately 49 percent of total governmental-fund receipts and 69 percent of total governmental-fund disbursements. General Fund moneys are also transferred to other funds, primarily to support certain capital projects and debt service payments in other fund types.


                                      C-7
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



                     In recent years, State actions affecting the level of receipts and disbursements, as well as the relative strength of the State and regional economy, actions of the Federal government and other factors have created structural budget gaps for the State. These gaps resulted from a significant disparity between recurring revenues and the costs of maintaining or increasing the level of support for State programs. The 1995-96 enacted budget combines significant tax and program reductions which will, in the current and future years, lower both the recurring receipts base (before the effect of any economic stimulus from such tax reductions) and the historical annual growth in State program spending. The three-year plan to reduce State personal income taxes will decrease State tax receipts by an estimated $1.7 billion in State fiscal year 1996-97 in addition to the amount of reduction in State fiscal year 1995-96. Further significant reductions in the personal income tax are scheduled for the 1997-98 State fiscal year. Other tax reductions enacted in 1994 and 1995 are estimated to cause an additional reduction in receipts of over $500 million in 1996-97, as compared to the level of receipts in 1995-96. Similarly, many actions taken to reduce disbursements in the State's 1995-96 fiscal year are expected to provide greater reductions in State fiscal year 1996-97. These include actions to reduce the State workforce, reduce Medicaid and welfare expenditures and slow community mental hygiene program development. The net impact of these and other factors is expected to produce a potential imbalance in receipts and disbursements in State fiscal year 1996-97. The Governor has indicated that in the 1996-97 Executive Budget he will propose to close this potential imbalance primarily through General Fund expenditure reductions and without increases in taxes or deferrals of scheduled tax reductions. On October 2, 1995, the State Comptroller released a report in which he reaffirmed his estimate that the State will face a budget gap of at least $2.7 billion for the 1996-97 fiscal year and a projected gap of at least $3.9 billion for the 1997-98 fiscal year.

                     The State is required to issue three quarterly updates to the cash-basis State Financial Plan in July, October and January, respectively. These updates reflect analysis of actual receipts and disbursements on a cash basis for each respective period, and contain revised estimates of receipts and disbursements for the then current fiscal year. As part of the early release of the 1996-97 Executive Budget, the State updated its 1995-96 cash basis State Financial Plan (the "Financial Plan Update") on December 15, 1995, as a part of the Governor's Executive Budget presentation. The State revised the cash-basis 1995-96 State Financial Plan on December 15, 1995, in conjunction with the release of the Executive Budget for the 1996-97 fiscal year.

                     Modest changes were made to the cash-basis 1995-96 State Financial Plan (the "Mid-Year Update"), reflecting two more months of actual results, deficiency requests by State agencies (the larger of which is for school aid resulting from revisions to data submitted by school districts), and administrative efficiencies achieved by State agencies. Total General Fund receipts are expected to be approximately $73 million lower than estimated at the time of the second quarterly update to the Mid-Year Update. Tax receipts are now projected to be $29.57 billion, $8 million less than in the earlier plan. Miscellaneous receipts and transfers from other funds are estimated at $3.15 billion, $65 million lower than in the Mid-Year Update. The largest single change in these estimates is attributable to the lag in achieving $50 million in proceeds from sales of State assets, which are unlikely to be completed prior to the end of the fiscal year.

                     Projected General Fund disbursements are reduced by a total of $73 million, with changes made in most major categories of the 1995-96 State Financial Plan. The reduction in overall spending masks the impact of deficiency requests totaling more than $140 million, primarily for school aid and tuition assistance to college students. Offsetting reductions in spending are attributable to the continued maintenance of strict controls on spending through the fiscal year by State agencies, yielding savings of $50 million. Reductions of $49 million in support for capital projects reflect a stringent review of all capital spending. Reductions of $30 million in debt service costs reflect savings from refundings undertaken in the current fiscal year, as well as savings from lower interest rates in the financial market. Finally, the 1995-96 Financial Plan reflects reestimates based on actual results

                                      C-8
368607.2
through November, the larger of which is a reduction of $70 million in projected costs for income maintenance. This reduction is consistent with declining caseload projections.

                     The balance in the General Fund at the close of the 1995-96 fiscal year is expected to be $172 million, entirely attributable to monies in the Tax Stabilization Reserve Fund following the required $15 million payment into that Fund. A $40 million deposit to the Contingency Reserve Fund included as part of the enacted 1995-96 budget will not be made, and the minor balance of $1 million currently in the Fund will be transferred to the General Fund. These Contingency Reserve Fund monies are expected to support payments from the General Fund for litigation related to the State's Medicaid program, and for federal disallowances.

                     Changes in federal aid programs currently pending in Congress are not expected to have a material impact on the State's 1995-96 Financial Plan, although prolonged interruptions in the receipt of federal grants could create adverse developments, the scope of which cannot be estimated at this time. The major remaining uncertainties in the 1995-96 State Financial Plan continue to be those related to the economy and tax collections, which could produce either favorable or unfavorable variances during the balance of the year.

                     On January 13, 1992, Standard & Poor's reduced its ratings on the State's general obligation bonds from A to A-and, in addition, reduced its ratings on the State's moral obligation, lease purchase, guaranteed and contractual obligation debt. Standard & Poor's also continued its negative rating outlook assessment on State general obligation debt. On April 26, 1993, Standard & Poor's revised the rating outlook assessment to stable. On February 14, 1994, Standard & Poor's raised its outlook to positive and, on October 3, 1995, confirmed its A- rating. On January 6, 1992, Moody's reduced its ratings on outstanding limited-liability State lease purchase and contractual obligations from A to Baa1. On October 2, 1995, Moody's reconfirmed its A rating on the State's general obligation long-term indebtedness.


                     Litigation. A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve state programs and miscellaneous tort, real property, and contract claims. Adverse developments in these proceedings or the initiation of new proceedings could affect the ability of the State to maintain a balanced 1995-96 State Financial Plan. The State believes that the 1995-96 State Financial Plan includes sufficient reserves for the payment of judgments that may be required during the 1995-96 fiscal year. There can be no assurance, however, that an adverse decision in any of these proceedings would not exceed the amount of the 1995-96 State Financial Plan reserves for the payment of judgments and, therefore, could affect the ability of the State to maintain a balanced 1995-96 State Financial Plan. While the ultimate outcome and fiscal impact, if any, on the City of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out the 1996- 1999 Financial Plan. The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 1995 amounted to approximately $2.5 billion.

Puerto Rico Bonds

                     Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico which will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is closely integrated with that of the mainland United States. During fiscal year 1995, approximately 89% of Puerto Rico's exports were to the United States mainland, which was also the source of 65% of Puerto Rico's imports. In fiscal 1995, Puerto Rico experienced a $4.6 billion positive adjusted trade balance. The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced a basic change over the years as a result of increased emphasis on higher wage, high technology industries such as


                                      C-9
368607.2
pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments, and certain high technology machinery and equipment. The service sector, including finance, insurance and real estate, wholesale and retail trade, and hotel and related services, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to and paralleling the expansion of the manufacturing sector. Since fiscal 1985, personal income, both aggregate and per capita, has increased consistently in each fiscal year. In fiscal 1995, aggregate personal income was $27.0 billion ($22.5 billion in 1987 prices) and personal income per capita was $7,296 ($6,074 in 1987 prices). Personal income includes transfer payments to individuals in Puerto Rico under various social programs. Total federal payments to Puerto Rico, which include many types in addition to federal transfer payments, are lower on a per capita basis in Puerto Rico than in any state. Transfer payments to individuals in fiscal 1995 were $5.9 billion, of which $4.0 billion, or 67.6%, represent entitlement to individuals who had previously performed services or made contributions under programs such as Social Security, Veterans Benefits and Medicare. The number of persons employed in Puerto Rico during fiscal 1995 averaged 1,051,000, an increase of 4.0% over fiscal 1994. The unemployment rate in Puerto Rico for fiscal 1995 decreased from 16.0% to 13.8%. The Puerto Rico Planning Board's most recent gross product forecast for fiscal 1996, made in February 1995, showed an increase of 2.7%. The Planning Board's Economic Activity Index, a composite index for thirteen economic indicators, increased 2.7 % for the first seven months of fiscal 1995 compared to the same period of fiscal 1994, which period showed an increase of 1.7% over the same period of fiscal 1993. During the first four months of fiscal 1996 the Index increased 1.8% compared to the same period of fiscal 1995, which period showed an increase of 2.7% over the same period of fiscal
1994. Growth in the Puerto Rico economy in fiscal 1996 depends on several factors, including the state of the United States economy and the relative stability in the price of oil imports, the exchange value of the U.S. dollar, the level of federal transfers and the cost of borrowing.


                                      C-10
368607.2

                           Triple -- Tax Free Income
                           Triple -- A Peace Of Mind



Introducing Empire, Gtd. The insured, triple-A, triple-tax free municipal trust for New Yorkers who can't be too careful. Empire, Gtd. is a unit investment trust comprised of insured municipal bonds exempt from all present federal, NY State and NY City income taxes. Each unit represents partial ownership of a whole portfolio. Not only is your interest income tax free if you live in New York, but each and every bond is insured as to timely payment of interest and principal.

Insured, AAA Ratings.
MBIA's irrevocable and unconditional insurance policy protects your interest and principal payments against default. Let it be said loud and clear that insurance does not protect the price of your Units, which will rise and fall with general market conditions. There are no guarantees that MBIA can make good on its commitments. But their claims paying abilities are why Empire, Gtd. has an AAA rating.

You Earned It.  You Keep It.  It's Tax Free.
As a rule, the more you earn, the more income tax you must pay. And if you live in New York, you must turn over even more to the state tax collector. But tax free income is 100% yours to spend, enjoy or reinvest. Empire, Gtd.'s interest income is yours to take monthly, semi-annually or reinvest into a tax-free bond fund.

Buy-and-Hold Advantages.
Trading, timing and swapping don't necessarily increase your income, but they're sure to increase your fees. Empire, Gtd.'s portfolio is fixed, so that your income is fixed until bonds are called or mature, and your expenses are kept low. The savings get passed on to you as higher income. But if you need to sell your units before maturity, Empire will buy them back on any business day at the market bid price, which may be more or less than your purchase price depending on market conditions.

More complete information, including all charges and expenses, is available in Empire, Gtd.'s free prospectus. Please read it carefully before investing or sending money.



Portfolio
On Date of Deposit, August 22, 1996
                                                                      Maturity/
#  Issue                                                     Coupon  Yld-to-Mat

1. NY State Dormitory Authority                              5.900%    08/01/26
   Ideal Senior Living Center                                          5.667%
   FHA Ins'd Mtg, Nursing Home Rev Bonds Series 1996 (MBIA)
   AAA/Aaa Par Value: $2,000,000 Mkt Value: $2,040,000
   Callable 08/01/06 @ 101 No sinking Fund


2. NY City Muni Wtr Fin Auth                                 5.750%    06/15/26
   Wtr & Swr Sys Rev Bonds, 1996 Series B (MBIA)                       5.749%
   AAA/Aaa Par Value: $2,000,000 Mkt Value: $2,000,000
   Callable 06/15/06 @ 101 S.F. 06/15/21 @ 100

3. NY City Gen Obligation Bonds                              5.750%    02/01/14
   1996 Series G (MBIA)                                                5.630%
   AAA/Aaa Par Value: $410,000 Mkt Value: $414,100
   Callable 02/01/06 @ 101.5 S.F. 02/01/12 @ 100

4. NYS Med Care Fac'l Fin Agcy                               5.700%    02/15/29
   St. Lukes - Roosevelt Hospital Center                               5.768%
   FHA Ins'd Mtg Rev bonds 1993 Series A (MBIA)
   AAA/Aaa Par Value: $2,000,000 Mkt Value: $1,980,000
   Callable 08/15/03 @ 102 No Sinking Fund

5. NYS Energy Res & Dev Auth                                 5.500%    01/01/21
   Gas Fac'l Rev Bonds, 1996 Series                                    5.652%
   (Brooklyn Union Gas Co Proj) (MBIA)
   AAA/Aaa Par Value: $1,500,000 Mkt Value: $1,470,000
   Callable 01/01/06 @ 102 No Sinking Fund

6. NYS Med Care Fac'l Fin Agcy                               5.400%    08/15/33
   Hosp and Nursing Home - Ins'd Mtg Rev Bonds                         5.727%
   1993 Series D (MBIA)
   AAA/Aaa Par Value: $1,505,000 Mkt Value: $1,429,750
   Callable 08/15/03 @ 100 No Sinking Fund

7. NY City Gen Obligation Bonds                              0.000%    05/15/19
   1993 Series E                                                       5.950%
   Baa1/Aaa Par Value: $585,000 Mkt Value: $154,393
   Non-Callable No Sinking Fund

   Total Par Value:  $10,000,000   Total Market Value: $9,488,243

   For more complete information concerning the Trust's portfolio, see "Portfolio" in Part A of the prospectus.





- ---------------------------------------------------------------------------


        Sponsor                   Sponsor                Trustee
  Glickenhaus & Co.           Lebenthal & Co.         The Bank of New York
   6 East 43rd Street          120 Broadway          101 Barclay Street
New York, NY  10017         New York, NY  10271        New York, NY  10286
- --------------------------------------------------------------------------


368607.2

Summary of Essential Information
As of August 21, 1996
THE TRUST
Offering Price                            $997.71*
Accrued Interest                          $0
Est. Maturity Value                       $1,000
Average Pricing Life                      25.85 years
Weighted Average Maturity                 29.70 years
Number of Issues/Issuers                  7/5
Unit Rating                               AAA
*Includes sales charge of 4.90% (based on sales of fewer than 250 units)

DISTRIBUTIONS**                Monthly              Semi-Annual
Current Returns                5.09%              5.14%
Est. Long-Term Returns         5.17%              5.22%
Initial Payout Dates           10/1/96            12/1/96
Initial Payouts                $2.53              $11.10
Regular Record Dates           15th Day           5/15, 11/15
Regular Payout Dates           1st Day            6/1, 12/1
Regular Payouts                $4.23              $25.63
Annual Income                  $50.75             $51.26
Cusips                         292096-708         292096-716
**Distribution data can vary with changes in the portfolio.

VOLUME DISCOUNTS**
During the initial public offering period, the following volume discounts from the public offering price are available:

                            Dollar Amount       Estimated           Estimated
                            of Sales Charge     Current             Long-Term
Aggregate Number            Reduction           Return              Return
of Units Purchased          Per Unit            Semi-Annual         Semi-Annual
- ------------------          --------            -----------         -----------
250 - 499 Units                 $2.50           5.54%                5.60%
500 - 999 Units                 $7.50           5.57%                5.64%
1,000 - 1,999 Units            $15.00           5.61%                5.69%
2,000 or more Units            $20.00           5.64%                5.73%

Comparison of Tax-Free vs Taxable Yields
Federal, NYS and NYC Income Taxes

If your taxable income is approximately(1):
Joint (2)      $22,001       $40,101       $96,901      $147,701      $263,751
Return         $40,100       $96,900      $147,700      $263,750      and more

Single         $11,001       $24,001       $58,151      $121,301      $263,751
Return         $24,000       $58,150      $121,300      $263,750      and more

Then your maximum 1996 combined income taxes are(3):
                24.79%        36.30%        38.99%        43.41%         46.60%
and the tax-free yields are equal to these taxable yields(4).
Tax-Free
Yields                              Taxable Yields
4.00%        5.3%          6.3%           6.6%          7.1%           7.5%
4.50%        6.0%          7.1%           7.4%          8.0%           8.4%
5.00%        6.7%          7.9%           8.2%          8.8%           9.4%
5.50%        7.3%          8.6%           9.0%          9.7%          10.3%
6.00%        8.0%          9.4%           9.8%         10.6%          11.2%

1.  Income brackets have been rounded for illustration and rates may vary.
2.  After exemptions and deductions other than state and local deductions.
3.  Both tables use the highest Federal, state and local applicable rates.
4.  Yields have been rounded off to facilitate illustration.



EMPIRE, GTD.
- ------------
Empire State Municipal
Exempt Trust,
Guaranteed Series
- ------------
Series 130

August 22, 1996
10,000 Units

Estimated Current Return*
5.14%

Estimated Long Term Return**
5.22%

Taxable Equivalent Yield***
9.63%

The Insured,
Triple-A
Triple-Tax Free
Municipal Trust
For New Yorkers
who can't be too careful

*Estimated current return represents net annual interest income for semi-annual payout after expenses divided by the public offering price on the date of deposit had units then been available. The return varies with changes in interest income, public offering price, frequency of payout and amount invested.

**Estimated long term return represents an average of the yields to maturity (or call) of the bonds in the trust portfolio, adjusted to reflect expenses and sales charges. In contrast to the estimated current return, estimated long-term return reflects the amortization of premium or accretion of discount, if any, on the bonds in the trust. Unit value will fluctuate with changes in market conditions.
***The taxable equivalent yields represent the current yield a New York resident in the maximum combined tax bracket of 46.60% would have to realize on the income from a taxable investment to equal the after-tax income from a triple-tax free investment.


368607.2

          PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

     The employees of Glickenhaus & Co. and Lebenthal & Co., Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the respective amounts of $5,000,000 and $10,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:
             The facing sheet on Form S-6.
             The Cross-Reference Sheet.
             The Prospectus consisting of     pages.
             Undertakings.
             Signatures.
             Written consents of the following persons:
                Battle Fowler LLP (included in Exhibit 99.3.1)
                BDO Seidman, LLP
                Muller Data Corporation (included in Exhibit 99.5.1)

    The following exhibits:

     *99.1.1    -- Reference Trust Agreement including certain Amendments to the Trust Indenture and Agreement referred to under
                   Exhibit 99.1.1.1 below.

     99.1.1.1   -- Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
                   Amendment No. 1 to Form S-6 Registration Statement No. 33-33746 of Empire State Municipal Exempt Trust, Guaranteed Series 66 on December 18, 1990, and incorporated herein by reference).

     99.1.3     -- Form of Agreement Among Underwriters and Selected Dealers
                   Agreement (filed as Exhibit 1.8 to Amendment No. 1 to Form S-6 Registration Statement No. 33-28268 of Empire State Municipal Exempt Trust, Guaranteed Series 49 on July 18, 1989, and incorporated herein by reference).

     99.1.6     -- Restated Agreement of Limited Partnership of Glickenhaus &
                   Co. (filed as Exhibit 1.3 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     99.1.6(a)  -- Agreement of Amendment to Restated Agreement of Limited
                   Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(a) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     99.1.6(b)  -- Certificate of Amendment to Restated Agreement of Limited
                   Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(b) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

- --------
*    To be filed by amendment.

                                                      II-i
C/M: 316700.1

     99.1.6(c)  -- Agreement of Amendment to Restated Agreement of Limited
                   Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(c) to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     99.1.6(d)  -- Agreement of Amendment to Restated Agreement of Limited
                   Partnership of Glickenhaus & Co. (filed as Exhibit 1.2(d) to Amendment No. 1 to Form S-6 Registration Statement No. 33-814 of Empire State Municipal Exempt Trust, Guaranteed Series 23 on April 11, 1986, and incorporated herein by reference).

     99.1.6(e)  -- Agreement of Amendment to Restated Agreement of Limited
                   Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(e) to Amendment No. 1 to Form S-6 Registration Statement No. 33-52058 of MINT Group 8 on November 18, 1992, and incorporated herein by reference).

     99.1.6(f)  -- Agreement of Amendment to Restated Agreement of Limited
                   Partnership of Glickenhaus & Co. (filed as Exhibit 1.3(e) to Amendment No. 1 to Form S-6 Registration Statement No. 33-78036 of MINT Group 11 on May 3, 1994, and incorporated herein by reference).

     99.1.6.1   -- Certificate of Incorporation of Lebenthal & Co., Inc. as
                   amended (filed as Exhibit 1.5 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference.)

     99.1.6.2   -- By-Laws of Lebenthal & Co., Inc. (filed as Exhibit 1.5 to
                   Amendment No. 1 to Form S-6 Registration Statement No. 33-22568 of Empire State Municipal Exempt Trust, Guaranteed Series 39 on August 9, 1988, and incorporated herein by reference).

     *99.1.7    -- Form of Insurance Policy obtained by the Trust.

     99.1.7(a)  -- Master Letter Agreement of Municipal Bond Investors
                   Assurance Corporation (filed as Exhibit 1.7(a) to Amendment No. 1 to Form S-6 Registration Statement No. 33-35124 of Empire State Municipal Exempt Trust, Guaranteed Series 59 on July 1, 1990, and incorporated herein by reference).

     99.1.7(b) --  Form of Permanent Insurance Policy of Municipal Bond
                   Investors Assurance Corporation (filed as Exhibit 1.7.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-10860 of Empire State Municipal Exempt Trust, Guaranteed Series 31 on June 10, 1987, and incorporated herein by reference).

     99.2.1    --  Form of Certificate (filed as Exhibit 2.1 to Amendment No.
                   1 to Form S-6 Registration Statement No. 33-33746 of Empire State Municipal Exempt Trust, Guaranteed Series 66 on December 18, 1990, and incorporated herein by reference).

     *99.3.1    -- Opinion of Battle Fowler LLP as to the legality of the
                   securities being registered.

     99.4.1     -- Information as to Partners of Glickenhaus & Co. (filed as
                   Exhibit 4.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-26577 of Empire State Municipal Exempt Trust, Guaranteed Series 46 on April 19, 1989, and incorporated herein by reference).

- --------
*    To be filed by amendment.

                                                      II-ii
C/M: 316700.1

     99.4.2     -- Information as to Officers and Directors of Lebenthal &
                   Co., Inc. (filed as Exhibit 4.2 to Amendment No. 1 to Form S-6 Registration Statement No. 33-22568 of Empire State Municipal Exempt Trust, Guaranteed Series 39 on August 9, 1988, and incorporated herein by reference).

     99.4.3     -- Affiliations of Sponsors with other investment companies
                   (filed as Exhibit 4.6 to Amendment No. 1 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on March 21, 1985, and incorporated herein by reference).

     99.4.4     -- Stockbrokers' Bond and Policy, Form B for Glickenhaus & Co.
                   (filed as Exhibit 4.7 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     99.4.5     -- Stockbrokers' Blanket Bond Policy, Standard Form No. 14 for
                   Lebenthal & Co., Inc. (filed as Exhibit 4.9 to Form S-6 Registration Statement No. 2-95041 of Municipal Insured National Trust Series 1 on December 21, 1984, and incorporated herein by reference).

     *99.5.1    -- Consent To Be Evaluator of Muller Data Corporation and
                   Affirmation Letter of Standard & Poor's Corporation.

     *99.5.2    -- Affirmation Letter of Moody's Investors Service.

     99.6.1     -- Copies of Powers of Attorney of General Partners of
                   Glickenhaus & Co. (filed as Exhibit 6.1 to Form S-6 Registration Statement No. 33-64155 of Glickenhaus Value Portfolios, The 1996 Equity Collection on November 13, 1995, and incorporated herein by reference).

     99.6.2     -- Copies of Powers of Attorney of Directors and certain
                   officers of Lebenthal & Co., Inc. (filed as Exhibit 6.2 to Amendment No. 1 to Form S-6 Registration Statement No. 33-55385 of Empire State Municipal Exempt Trust, Guaranteed Series 109 on November 2, 1994, and incorporated herein by reference).

- --------
*    To be filed by amendment.

                                    II-iii
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



                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Empire State Municipal Exempt Trust, Guaranteed Series 131 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 28th day of August, 1996.

          EMPIRE STATE MUNICIPAL EXEMPT TRUST,
          GUARANTEED SERIES 131

          By:   GLICKENHAUS & CO.
                (Sponsor)

          By:   /S/ BRIAN C. LAUX
                (Brian C. Laux, Attorney-in-Fact)

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                             TITLE                             DATE

     ALFRED FEINMAN*             General Partner
     (Alfred Feinman)

     SETH M. GLICKENHAUS*        General Partner, Chief
     (Seth M. Glickenhaus)         Investment Officer

     STEVEN B. GREEN*            Chief Financial Officer
     (Steven B. Green)


*By:  /s/ Brian C. Laux                                        August 28, 1996
      (Brian C. Laux, Attorney-in-Fact)

- --------
* Executed copies of powers of attorney were filed as Exhibit 6.1 to Amendment No. 1 to Registration Statement No. 33-64155 on November 13, 1995.
                                                      II-iv
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



                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Empire State Municipal Exempt Trust, Guaranteed Series 131 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York and State of New York on the 28th day of August, 1996.

              EMPIRE STATE MUNICIPAL EXEMPT TRUST,
              GUARANTEED SERIES 131

             By:  LEBENTHAL & CO., INC.
                  (Sponsor)


             By:  /s/ D. WARREN KAUFMAN
                  (D. Warren Kaufman, Attorney-in-Fact)

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME                                  TITLE                   DATE

H. GERARD BISSINGER, II*        Director
   (H. Gerard Bissinger, II)

    JEFFREY M. JAMES*           Director
      (Jeffrey M. James)

/s/ D. WARREN KAUFMAN*          Director                      Augut 28, 1996
    (D. Warren Kaufman)

 ALEXANDRA LEBENTHAL*           Director, President
    (Alexandra Lebenthal)

    JAMES A. LEBENTHAL*         Director, Chief Executive Officer
        (James A. Lebenthal)

      DUNCAN K. SMITH*          Director
         (Duncan K. Smith)

*By:  /s/ D. WARREN KAUFMAN                                   August 28, 1996
     (D. Warren Kaufman, Attorney-In-Fact)

- --------
* An executed copy of the power of attorney was filed as Exhibit 6.2 to Amendment No. 1 to Registration Statement No. 33-55385 on November 2, 1994.

                                                      II-v
C/M: 316700.1

                              CONSENT OF COUNSEL

     The consent of counsel to the use of their name in the Prospectus included in this Registration Statement is contained in their opinion filed as
Exhibit 99.3.1 to this Registration Statement.


                        CONSENT OF INDEPENDENT AUDITORS

The Sponsors and Trustee of Empire State Municipal Exempt Trust,
   Guaranteed Series 131


     We hereby consent to the use in this Registration Statement No. 333-________ of our report dated ______________, 1996, relating to the Statement of Condition of Empire State Municipal Exempt Trust, Guaranteed Series 131 and to the reference to our firm under the heading "Auditors" in the Prospectus which is a part of such Registration Statement.

                               BDO SEIDMAN, LLP

New York, New York
              , 1996

                                     II-vi
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